As filed with the Securities and Exchange Commission on July 18, 2002
Registration No. 333-91156

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PETsMART, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	94-3024325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

19601 North 27th Avenue

Phoenix, AZ 85027
(623) 580-6100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Philip L. Francis

Chairman of the Board and Chief Executive Officer
PETsMART, Inc.
19601 North 27th Avenue
Phoenix, AZ 85027
(623) 580-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert J. Brigham, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Morton A. Pierce, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 18, 2002

14,500,000 Shares

Common Stock

        We are selling 1,317,416 shares of common stock and a selling stockholder is selling 13,182,584 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

      Our common stock is listed on the Nasdaq National Market under the symbol “PETM.” The last reported sale price on July 17, 2002 was $13.49 per share.

      The underwriters have an option to purchase a maximum of 2,175,000 additional shares from us to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 8.

Underwriting
		Discounts	Proceeds	Proceeds to
	Price to	and	to	Selling
	Public	Commissions	PETsMART	Stockholder

Per Share	$	$	$	$
Total	$	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Morgan Stanley

Goldman, Sachs & Co.

Johnson Rice & Company L.L.C.

The date of this prospectus is             , 2002.

PETSMART®

pet training
pet training
dog
dog
Grooming

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
BUSINESS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EX-1.1
EX-5.1
EX-23.1
EX-23.2

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus is accurate only as of the date of this prospectus.

      We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own several service marks and trademarks registered with the United States Patent and Trademark Office, the USPTO, including “PETsMART®,” “PETsMART.com®,” “Total Lifetime Care for Pets®” and the PETsMART logos. We also have several applications pending with the USPTO for trademarks, including the PETsHOTEL Logo. This prospectus also includes trademarks owned by other parties.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the more detailed information contained in this prospectus, including our consolidated financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading “Risk Factors.”

      Our fiscal year consists of the 52 or 53 weeks ending on the Sunday nearest January 31 of the following year. Unless otherwise specified, all references in this prospectus to years are to fiscal years. The 1999 and 2000 fiscal years were 52-week years and the 2001 fiscal year was a 53-week year.

PETsMART, Inc.

      With 2001 sales of $2.5 billion, we are the leading provider of products, services, and solutions for the lifetime needs of pets in North America. As of May 5, 2002, we operated 563 retail stores in North America, typically ranging in size from 19,000 to 26,000 square feet. Our stores carry a broad and deep selection of high quality pet supplies at everyday low prices. We offer over 12,000 distinct items, including nationally recognized brand names, as well as an extensive selection of private brands, across a range of product categories.

      We complement our extensive product assortment with a wide selection of value added pet services, including grooming and pet training. Virtually all our stores offer complete pet training services and feature pet styling salons that provide high quality grooming services. In addition, through our strategic relationship with Banfield, The Pet Hospital, we offer full service veterinary care in approximately half of our stores.

      We have identified a large group of pet owners we call “pet parents.” Pet parents are passionately committed to their pets and consider their pets family members. We focus on providing these customers with a one-stop shopping destination that offers Total Lifetime Care for Pets in an easy-to-shop, full service specialty environment. We also reach customers through PETsMART.com, the Internet’s most popular pet e-commerce site, as well as a web site dedicated to equine products and several major branded catalogs.

      In 1999, we began several strategic initiatives to strengthen our market position and enhance the shopping experience of our customers. These initiatives include improving distribution capabilities, implementing new management information systems, growing pet services, increasing our focus on customer service and reformatting our stores. Our new store design creates a specialty store environment by organizing store layout by pet type, placing a greater emphasis on pet services and eliminating most of the high steel shelving, resulting in a brighter and more open store. The new format, combined with our enhanced distribution and information systems capabilities, reduces inventories, makes the store easier to shop and allows our associates to spend more time serving customers. As of May 5, 2002, we had 219 stores in the new format. We plan to reformat an additional 161 existing stores during the remainder of 2002 and complete the reformatting of our store base by the end of 2003. We believe these strategic initiatives will continue to drive comparable store sales growth, profitability and return on investment.

Our Competitive Strengths

•	We are the largest specialty retailer of pet supplies and services in North America.

      With $2.5 billion of sales in 2001, we believe our position as the leading specialty retailer of pet products and services provides us with several competitive advantages, including:

•	nationwide brand recognition;

•	economies of scale in various areas of our business, such as distribution, procurement, marketing and store operations;

•	strong vendor relationships; and

•	the ability to secure attractive real estate.

•	We offer a broad and deep selection of quality merchandise at everyday low prices.

      We focus on providing our customers with the products and solutions they need throughout the lives of their pets. We provide customers with value and selection by offering an extensive merchandise mix at competitive prices. We carry more than 12,000 distinct items in three main categories: (a) pet food, treats and litter; (b) pet and equine supplies; and (c) live pets and other goods. We believe that approximately 80% of our total product assortment, which represents approximately 50% of our sales, is not available at supermarkets, warehouse clubs or mass merchandisers. We target our everyday low prices to be within 5% of the least expensive warehouse clubs and mass merchandisers and approximately 10% below supermarkets and other pet specialty retailers. We believe our extensive merchandise selection and competitive pricing strategy strengthen our reputation as a value leader and enhance customer loyalty.

•	We are the largest provider of pet grooming and pet training services in North America.

      With revenues of $118 million in 2001, our pet grooming and training businesses represented approximately 5% of our retail sales. We consider the pet services industry to be highly fragmented and significantly under-served, and believe that many customers do not regularly use pet services due to inconvenience, lack of awareness or cost. We typically allocate approximately 680 square feet per store for high quality, full service grooming. Our pet training services range from basic puppy training to advanced classes. We believe the high quality and large scale of our pet services differentiate us from our competitors and give customers additional reasons to visit our stores.

•	We have implemented a highly efficient, integrated inventory and supply chain management system.

      We employ a modern distribution system that utilizes a combination of six forward distribution centers for consumables that require rapid replenishment and three distribution centers for other items. Our distribution network enhancements, combined with the improvement and integration of our information systems, allow for reduced store inventory and transportation costs, more efficient use of store labor, improved in-stock positions and better distribution center productivity.

      Our supply chain enhancements have resulted in significant operating improvements. For example, from 1999 to 2001, we increased our inventory turns from 4.1 times to 5.9 times and reduced our inventory per store by an average of 37%, or a total of more than $100 million, while maintaining a strong in-stock position.

•	We have multiple and differentiated ways to reach our customers.

      We are the only major pet supply retailer to offer products through a nationwide network of stores, as well as several popular e-commerce sites and major branded catalogs. PETsMART.com is the Internet’s leading pet e-commerce site, and through our State Line Tack catalog and web business, we are the leading direct marketer of equine products in North America. In addition, our partnership with PETsMART Charities allows us to forge relationships with local communities and make homeless pets available for adoption in PETsMART stores. This multi-pronged approach to reach our customers allows us to broaden our customer base, offer additional products beyond what is available in our stores, facilitate delivery to the customer and enhance awareness of our products and brand.

•	We have an experienced senior management team with a proven record.

      Our senior management team averages more than 18 years of retailing experience and has a diverse background in many retailing segments beyond pet supplies and services. Our senior management team has been instrumental in strengthening our operations and financial performance through the implementation of our strategic initiatives. We believe the breadth, strength and experience of our senior management will continue to contribute to our ability to grow our sales and profitability.

Our Strategy

      Our strategy is to be the preferred provider for the lifetime needs of pets. Our primary initiatives include:

•	Reformatting the remainder of our stores by the end of 2003.

      By the end of 2002, we expect to have converted approximately 68% of our store base to our new specialty store format. We believe our reformatted stores contribute to higher comparable store sales growth, profitability and return on investment. As a result, we have accelerated our store reformat program and anticipate that the entire store base will be reformatted by the end of 2003. The reformat process for a store typically can be completed within 10 days during non-operating hours, causing minimal disruption to store operations.

•	Adding stores in existing and new markets.

      Our expansion strategy includes increasing our share in existing markets, penetrating new markets we currently do not serve and achieving operating efficiencies and economies of scale in distribution, procurement, marketing and store operations. During 2002, we expect to open a total of 20 stores in existing markets and five stores in new markets. In addition, we expect to open 60 new stores in 2003. We believe there is a potential for a total of approximately 1,200 PETsMART stores in North America.

•	Expanding our pet service businesses.

      We are the nation’s largest provider of professional grooming and pet training and are focused on driving profitable growth in these service businesses. Pet services are an integral part of our strategy. We believe services differentiate us from competitors, drive traffic and repeat visits to our stores, allow us to forge strong relationships with our customers, provide cross-selling opportunities, increase transaction size and enhance margins. Our grooming and pet training services revenue grew by 29% in 2001 compared to 2000, and by 38% in the first quarter of 2002 compared to the first quarter of 2001. We are confident in our ability to continue to expand this meaningful portion of our business. In addition, through our strategic relationship with Banfield, The Pet Hospital, we are focused on increasing the number of stores that offer full service veterinary care.

•	Offering outstanding customer service.

      We focus our approximately 22,000 associates on serving and delighting our customers. Using a detailed curriculum and role playing techniques, we train store associates to identify customer needs and provide solutions. We measure their success using monthly mystery shops of every store, and a portion of the annual incentive program for managers, from the store level to the executive team, is linked to customer service metrics. Our emphasis on the customer is a cultural shift designed to provide our customers with an unparalleled shopping experience every time they visit our stores. By providing pet parents with expertise and solutions, we believe we are strengthening our relationships, building customer loyalty and enhancing our leading market position.

•	Differentiating ourselves through effective brand management.

      We intend to further develop and leverage our brand name and reputation. As our competitive position strengthens, we are beginning to focus on defining our brand identity. We are in the process of developing tools to effectively communicate our unique value proposition and vision of providing Total Lifetime Care for Pets and to build enduring relationships with our customers. We recently installed a central customer database that allows us to track and analyze customer shopping patterns. We intend to use this information to customize direct marketing and promotional materials and to more effectively communicate with customers across all our channels.

      We were incorporated in Delaware on August 11, 1986. Our principal executive offices are located at 19601 North 27th Avenue, Phoenix, Arizona 85027, and our telephone number is (623) 580-6100. We maintain a web site at http://www.petsmart.com. Information on our web site does not constitute part of this prospectus.

The Offering

Common stock offered by us	1,317,416 shares
Common stock offered by the selling stockholder	13,182,584 shares
Common stock to be outstanding after the offering	135,115,011 shares
Over-allotment option granted by us	2,175,000 shares
Use of proceeds	We plan to use the net proceeds from the common stock offered by us for general corporate purposes, including working capital, store reformatting and new store opening expenses, and continued development of information systems. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.
Nasdaq National Market symbol	PETM

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2002, and excludes:

•	17,075,281 shares of common stock subject to options outstanding at a weighted average exercise price of $7.85 per share;

•	7,477,092 additional shares of common stock that we could issue under our stock option plans;

•	4,000,000 additional shares of common stock that we could issue under our employee stock purchase plan; and

•	52,785 shares of common stock issuable pursuant to outstanding warrants.

      Except as otherwise indicated, information in this prospectus is based on the assumption that there is no exercise of the underwriters’ over-allotment option. When used in this prospectus the term “selling stockholder” refers to Fourcar BV and Fourcar Belgium SA, both of which are indirect subsidiaries of Carrefour SA.

Summary Consolidated Financial Data

      The following selected summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The selected consolidated financial data set forth below as of and for the years ended January 30, 2000, January 28, 2001 and February 3, 2002 have been derived from our audited financial statements. Our historical results are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below as of and for the thirteen weeks ended April 29, 2001 and May 5, 2002 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results may not be indicative of results for the remainder of the year.

      The year ended February 3, 2002 consisted of 53 weeks; all other years reported consisted of 52 weeks.

	Fiscal Year Ended						Thirteen Weeks Ended

	January 30,		January 28,		February 3,		April 29,		May 5,
	2000		2001		2002		2001		2002

	(In thousands, except per share amounts						(Unaudited)
	and operating data)
Historical Statement of Operations Data:
Net sales	$2,110,316		$2,224,222		$2,501,012		$582,198		$645,788
Gross profit(1)	571,732		556,851		709,506		152,767		185,253
Operating expenses(1)	421,244		451,407		519,678		120,424		120,226
General and administrative expenses	62,681		84,884		120,346		26,305		23,923
Operating income	42,138		20,560		69,482		6,038		41,104
Net income (loss)(2)	$(32,422)		$(30,904)		$39,567		$1,236		$22,145
Net income (loss) per share — diluted	$(0.28)		$(0.28)		$0.35		$0.01		$0.17
Weighted average number of common and common equivalent shares outstanding — diluted	114,940		111,351		114,067		111,888		138,389

Selected Cash Flow and Operating Data:(3)
EBITDA(4)	$82,678		$65,503		$128,191		$18,787		$58,586
EBITDA margin(4)	3.9%		2.9%		5.1%		3.2%		9.1%
Gross profit margin(1)	27.1%		25.0%		28.4%		26.2%		28.7%
Inventory turns	4.1	x	4.7	x	5.9	x	5.8	x	6.6	x
Stores open at end of period	484		533		560		549		563
Average square footage(5)	12,075,561		13,234,699		13,482,074		13,085,871		13,786,064
Net sales per square foot(6)	$163.16		$160.80		$177.28		$165.66		$179.59
Increase in comparable store sales(7)	4.6%		1.4%		6.5%		3.2%		12.1%

Selected Balance Sheet Data:(3)
Cash and cash equivalents	$41,498		$43,827		$137,111		$54,064		$126,890
Merchandise inventories	377,298		322,462		272,572		293,828		277,703
Working capital	280,311		199,872		200,642		197,945		208,531
Total assets	835,390		782,147		961,103		767,773		962,789
Total debt(8)	276,544		253,936		341,387		248,214		164,884
Total stockholders’ equity	314,424		280,579		325,806		282,376		529,352

(1)	In the first quarter of 2001 and 2002, we reclassified certain warehousing and distribution costs relating to our PETsMART Direct operations to cost of sales that had previously been classified in prior periods as operating expenses. If such classifications were applied to 1999, 2000 and 2001: (a) gross profit would have been $554,639, $536,371 and $686,820, respectively; (b) operating expenses would have been $404,151, $430,927 and $496,992, respectively; and (c) gross profit margin would have been 26.3%, 24.1% and 27.5%, respectively.

(2)	Data for 1999 includes a $528,000 charge for the cumulative effect of a change in accounting principle, net of income tax benefit. Data for 2000 includes an allocation of losses for minority interest in PETsMART.com of $300,000 and a $2,812,000 extraordinary gain on early extinguishment of debt, net of income tax expense. Data for 2001 includes an allocation of losses for minority interest in PETsMART.com of $2,296,000 and a $714,000 extraordinary gain on early extinguishment of debt, net of income tax expense.

(3)	Our U.K. subsidiary was sold during 1999, and is excluded entirely from the related 1999 data presented except for stockholders’ equity data.

(4)	EBITDA represents earnings before equity loss in PETsMART.com, income tax expense, minority interest, extraordinary item, cumulative effect of a change in accounting principle, net interest expense, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use, nor has it been represented as an alternative to operating income as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for other measures of performance or cash flows prepared in accordance with generally accepted accounting principles.

(5)	Average square footage is the mathematical average of square footage at the beginning of the year and square footage at the end of the year, and includes the square footage used by the veterinary hospitals.

(6)	Net sales per square foot is calculated by dividing net sales, excluding sales of PETsMART Direct and PETsMART.com, by average square footage. For the thirteen week periods ending April 29, 2001 and May 5, 2002, the data is based on results from the preceding twelve month period.

(7)	Comparable store sales include North American retail stores only, exclude U.K., PETsMART Direct and PETsMART.com sales in all periods, and include only stores open at least 52 weeks. Data for 2001 has been adjusted to reflect the first 52 weeks of the 53-week fiscal year.

(8)	Includes capital lease obligations.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect PETsMART. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect PETsMART in the future. If any of the following risks occur, our business, results of operations or financial condition could be harmed. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If we are unable to successfully implement our strategy of reformatting existing stores and opening new stores our results of operations would be harmed.

      Our continued growth depends to a significant degree on our ability to increase sales at our reformatted stores. We currently expect to reformat all of our stores by the end of 2003. There can be no assurance that our reformatted stores will meet forecasted levels of sales and profitability. If we are unable to operate our reformatted stores profitably our results of operations would be harmed.

      In addition, we expect to open a total of 25 stores in 2002 and 60 stores in 2003. Our ability to open additional stores is dependent on various factors including:

•	identifying store sites that offer attractive returns on our investment;

•	competition for those sites;

•	successfully negotiating with landlords;

•	timely construction of such stores; and

•	our ability to attract and retain qualified store personnel.

To the extent we are unable to accomplish any of the above, our ability to open new stores may be harmed. In addition, there can be no assurance that we will be able to operate our new stores profitably.

New stores may erode sales at existing stores and comparable store sales growth may decrease as stores grow older.

      We currently operate stores in most of the major market areas of the United States and Canada. Our plans for 2002 include opening 20 stores in existing markets and five stores in new markets. It has been our experience that opening new stores may attract some customers away from other stores already operated by us in those markets and diminish their sales. Our comparable store sales increases were 4.6% in 1997, 6.3% in 1998, 4.6% in 1999, 1.4% in 2000, 6.5% in 2001 and 12.1% for the thirteen weeks ended May 5, 2002. As a result of new store openings in existing markets, and because older stores will represent an increasing proportion of our store base over time, our comparable store sales increases may be lower in future periods than in the past.

Our operating margins at new stores may be lower than those of existing stores.

      We expect operating margins to be affected by new store openings because of the addition of preopening expenses and the lower sales volumes characteristic of newly opened stores. In certain geographic regions, we have experienced lower comparable store sales increases and levels of store contribution compared to results achieved in other regions. In addition, we expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly entered geographic regions. As a result of a possible slower overall rate of comparable store sales increases and the impact of these rising costs, our total store contribution and operating margins may be lower in future periods than they have been in the past.

A disruption or malfunction in the operation of our distribution centers would impact our ability to deliver merchandise to our stores, which could harm our sales and results of operations.

      Our merchandise is generally shipped by our suppliers to one of our distribution centers, which receive and allocate merchandise to our stores. We have opened six forward distribution centers since 1999, including one in June 2002. Any interruption or malfunction in our distribution operations could harm our sales and results of operations.

If our management information systems fail to perform as designed our business could be harmed.

      The efficient operation of our business is dependent on our management information systems. In particular, we rely on our management information systems to effectively manage our sales, warehousing, distribution, merchandise planning and replenishment functions and to maintain our in-stock positions. Our management information systems are centrally located at our headquarters in Phoenix, Arizona and we possess offsite redundancy capabilities. The failure of our management information systems to perform as designed could disrupt our business and harm our sales and profitability.

      We continue to invest in our management information systems. There can be no assurance that the costs of investments in our information systems will not exceed estimates or that they will be as beneficial as predicted. If we are unable to realize the benefits of improved systems, our results of operations could be harmed.

A decline in consumers’ discretionary spending could reduce our sales and harm our business.

      Our sales depend on consumer spending, which is influenced by many factors beyond our control including general economic conditions, the availability of discretionary income, consumer confidence and unemployment levels. We may experience declines in sales, particularly sales of pet supplies, during economic downturns. Any material decline in the amount of discretionary spending could reduce our sales and harm our business.

Our results may fluctuate as a result of seasonal changes associated with the pet food and pet supply retailing industry and the timing of new store openings.

      Our business is subject to seasonal fluctuation. We typically realize a higher portion of our net sales and operating profit during the fourth fiscal quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, sales of certain products and services designed to address pet health needs, such as flea and tick problems, are seasonal. Because our stores typically draw customers from a large trade area, sales also may be impacted by adverse weather or travel conditions, which are more prevalent during certain seasons of the year. Finally, as a result of our expansion plans, we anticipate the timing of new store openings, related preopening expenses, and the amount of revenue contributed by new and existing stores may cause our quarterly results of operations to fluctuate.

The pet food and pet supply retailing industry is highly competitive, and continued competitive forces may reduce our sales and profitability.

      The pet food and pet supply retailing industry is highly competitive. We compete with supermarkets, warehouse clubs and mass merchandisers, many of which are larger and have significantly greater resources than we have. We also compete with a number of pet supply warehouse or specialty stores, smaller pet store chains, Internet retailers and independent pet stores. The industry has become increasingly competitive due to the entrance of other specialty retailers into the pet food and pet supply market, some of which have developed store formats similar to ours, and due to the expansion of pet related product offerings by certain warehouse clubs and mass merchandisers. There can be no assurance we will not face greater competition from these or other retailers in the future. In particular, if any of our major competitors seek to gain or retain market share by reducing prices, we may reduce our prices in order to remain competitive, which may result in a decrease in our sales and profitability and require a change in our operating strategies.

The loss of any of our key vendors, a decision by our vendors to make their products available in supermarkets or through mass merchandisers, or the inability of our vendors to provide products in a timely or cost-effective manner could harm our business.

      We have no long-term supply commitments from our premium food or other product vendors. We buy from several hundred vendors worldwide and our two largest vendors accounted for a total of approximately 14% of our sales in 2001. Sales of premium pet food for dogs and cats comprise a significant portion of our revenues. Currently, most of the major vendors of premium pet foods do not permit their products to be sold in supermarkets, warehouse clubs, or through other mass merchandisers. However, in March 2000, IAMS, a premium pet food brand, began mass distribution to supermarkets, warehouse clubs and other mass merchandisers. As a result, we experienced some lost customer traffic during 2000 and 2001, which may continue to occur. If any of the other premium pet food or pet supply vendors were to make their products available in supermarkets or through mass merchandisers, our business could be harmed. In addition, if the grocery brands currently available to such retailers were to gain market share at the expense of the premium brands sold only through specialty pet food and pet supply outlets, our business could be harmed.

      We purchase significant amounts of pet supplies from a number of vendors with limited supply capabilities. There can be no assurance that our current pet supply vendors will be able to accommodate our anticipated needs. In addition, we purchase significant amounts of pet supplies from vendors outside of the United States. There can be no assurance our overseas vendors will be able to satisfy our requirements, including timeliness of delivery, acceptable product quality, packaging and labeling requirements, and our other requirements. Any inability of our existing vendors to provide products in a timely or cost-effective manner could harm our business. While we believe our vendor relationships are satisfactory, any vendor could discontinue selling to us at any time.

We depend on key personnel and may not be able to retain or replace these employees or recruit additional qualified personnel, which could harm our business.

      Our success is largely dependent on the efforts and abilities of our senior executive group. The loss of the services of one or more of our key executives could adversely impact our financial performance and our ability to execute our strategies. In addition, our future success will depend on our ability to attract highly skilled store managers and qualified services personnel such as pet trainers and groomers. There is a high level of competition for these employees and our ability to operate our stores and expand these services depends on our ability to attract and retain these personnel. In addition, historically there has been a shortage of qualified veterinarians. If Banfield cannot attract and retain a sufficient number of veterinarians, our ability to provide veterinary services in our stores and increase the number of stores in which we offer veterinary services may be harmed.

Our international operations may result in additional market risks, which may harm our business.

      We entered the Canadian market in 1996, and operated 19 stores in Canada as of May 5, 2002. As these operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the legal and regulatory environments. In addition, we purchase significant amounts of pet supplies from vendors outside the United States. Our results may be increasingly affected by the risks of our international activities, including:

•	fluctuations in currency exchange rates;

•	changes in international staffing and employment issues;

•	tariff and other trade barriers;

•	the burden of complying with foreign laws, including tax laws; and

•	political and economic instability and developments.

Our business may be harmed if the operation of veterinary hospitals at our stores is limited or fails to continue.

      We and MMI, the third party operator of Banfield, The Pet Hospital, are subject to laws governing the operation of veterinary hospitals. MMI Holdings, Inc., or MMIH, is the parent company of MMI. Statutes and regulations in various states and Canadian provinces regulating the ownership of veterinary practices, or the operation of veterinary hospitals in retail stores, may impact our and MMI’s ability to operate veterinary hospitals within our facilities. A determination that we or MMI are in violation of any of these applicable statutes and regulations could require us or MMI to restructure our operations to comply or render us or MMI unable to operate veterinary hospitals in a given location. We recorded $6.9 and $6.7 million from MMI during 2000 and 2001, respectively, as a reduction to occupancy costs. If MMIH or MMI were to experience financial or other operating difficulties that would force it to limit its operations, or if MMIH were to cease operating the veterinary hospitals in our stores, our business may be harmed, both directly and because of a decrease in customer traffic. In such event there can be no assurance that we could contract with another third party to operate the veterinary hospitals on favorable terms, if at all, or that we could successfully operate the veterinary hospitals ourselves. For a further discussion of our relationship with MMI please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions.”

Our business exposes us to claims which could result in adverse publicity and harm our brand.

      We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care. In addition, we have in the past been subject to product liability claims for the products we sell. Such claims could result in adverse publicity, damage to our brand and a loss of sales, as well as litigation expenses and damages.

If we need to raise additional capital our business would be harmed if we were unable to do so on acceptable terms.

      We currently anticipate that our existing capital resources and cash flows from operations will enable us to maintain our currently planned operations for the foreseeable future. If, however, we are unable to generate and maintain positive operating cash flows and operating income in the future, we may need additional funding. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. Our current credit facility is secured by substantially all of our personal property assets, our domestic subsidiaries and certain real property. This could limit our ability to obtain, or obtain on favorable terms, additional financing and may make more costly additional debt financing outside our credit facility. If additional capital were needed, our inability to raise capital on favorable terms would harm our business and financial condition. In addition, to the extent that we raise additional capital through the sale of equity or debt securities convertible into equity, the issuance of these securities could result in dilution to our stockholders.

A determination that we are in violation of any government regulations could require us to restructure our operations to comply in a given government jurisdiction and could harm our business.

      The transportation, handling, and sale of small animals are governed by various state and local regulations. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. In addition, the operation of veterinary hospitals are subject to federal, state and local statutes and regulations that govern the use, management, transport and disposal of medical materials and biohazardous materials. While we seek to structure our operations to comply with the laws and regulations of each jurisdiction in which we operate, there can be no assurance that, given varying and uncertain interpretations of these laws we would be found to be in compliance in all jurisdictions. A determination that we are in violation of applicable laws could require us to restructure our operations to comply with such requirements and/or incur fines or sanctions, which could harm our business.

Risks Related to This Offering

Fluctuations in the stock market as well as general economic and market conditions may harm the market price of our common stock and you may lose all or part of your investment.

      Since the initial public offering of our common stock, the market price of our common stock has been subject to significant fluctuation. The market price of our common stock may continue to be subject to significant fluctuations in response to operating results and other factors, including:

•	announcements by analysts regarding their assessment of PETsMART and our prospects;

•	announcements of our financial results, particularly if they differ from investors’ expectations;

•	general economic changes;

•	actions taken by our competitors, including new product introductions and pricing changes;

•	changes in the strategy and capability of our competitors;

•	our ability to successfully integrate acquisitions and consolidations;

•	the prospects of our industry; and

•	hostilities and acts of terrorism.

      In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may harm the market price of our common stock.

We have implemented some anti-takeover provisions, including a stockholder rights plan that may prevent or delay an acquisition of us that might be beneficial to our stockholders.

      Our restated certificate of incorporation and bylaws include provisions that may delay, defer or prevent a change in management or control that our stockholders might not believe is in their best interests. These provisions include:

•	a classified board of directors consisting of three classes;

•	the ability of our board of directors to issue without stockholder approval up to 10,000,000 shares of preferred stock in one or more series with rights, obligations, and preferences determined by the board of directors;

•	no right of stockholders to call special meetings of stockholders;

•	no right of stockholders to act by written consent;

•	certain advance notice procedures for nominating candidates for election to the board of directors; and

•	no right to cumulative voting.

      In addition, our restated certificate of incorporation requires a 66 2/3% vote of stockholders to:

•	alter or amend our bylaws;

•	remove a director without cause; or

•	alter, amend or repeal certain provisions of our restated certificate of incorporation.

In August 1997, our board of directors adopted a Stockholder Rights Plan, commonly referred to as a poison pill, under which one preferred share purchase right was distributed on August 29, 1997 for each share of common stock held on that date. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law and the application of Section 203 could have the effect of delaying or preventing an acquisition of PETsMART. Please see “Description of Capital Stock” for a description of our Stockholder Rights Plan and the anti-takeover provisions of Delaware General Corporation Law.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward looking statements by terminology such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. You should not place undue reliance on these forward looking statements.

      Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

USE OF PROCEEDS

      We estimate that the net proceeds to us from this offering will be approximately $16.1 million, or $44.1 million if the underwriters’ over-allotment option is exercised in full, assuming an offering price of $13.49 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

      We expect to use the net proceeds of this offering for general corporate purposes, including working capital, store reformatting and new store opening expenses, and continued development of information systems. Pending the application of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment grade, interest-bearing instruments.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed on the Nasdaq National Market under the symbol “PETM.” The table below sets forth the high and low sales prices of the common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low

Fiscal Year Ended January 28, 2001
First Quarter ended April 30, 2000	$5.25	$2.63
Second Quarter ended July 30, 2000	$4.19	$2.25
Third Quarter ended October 29, 2000	$5.06	$3.00
Fourth Quarter ended January 28, 2001	$4.56	$2.25

Fiscal Year Ended February 3, 2002
First Quarter ended April 29, 2001	$4.37	$2.50
Second Quarter ended July 29, 2001	$7.10	$4.09
Third Quarter ended October 28, 2001	$8.02	$5.65
Fourth Quarter ended February 3, 2002	$11.13	$7.26

Fiscal Year Ending February 2, 2003
First Quarter ended May 5, 2002	$16.25	$9.55
Second Quarter (through July 17, 2002)	$18.29	$12.60

      On July 17, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $13.49 per share. As of June 30, 2002, there were approximately 7,231 holders of record of our common stock. This does not include persons who hold our common stock in accounts with brokers or banks.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business and, therefore, do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.

CAPITALIZATION

      The following table sets forth our capitalization as of May 5, 2002:

•	on an actual basis; and

•	on an as adjusted basis to reflect the net proceeds from the sale of 1,317,416 shares of common stock offered by us at an assumed offering price of $13.49 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	May 5, 2002

	Actual	As Adjusted

	(Unaudited)

	(In thousands)
Cash and cash equivalents	$126,890	$142,962

Total debt(1)	164,884	164,884

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 250,000,000 shares authorized, 133,450,076 issued and outstanding, actual and 134,767,492 issued and outstanding, as adjusted	$13	$13
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	563,731	579,803
Deferred compensation	(226)	(226)
Accumulated deficit	(26,471)	(26,471)
Accumulated other comprehensive loss	(2,630)	(2,630)
Notes receivable from officers	(5,065)	(5,065)

Total stockholders’ equity	529,352	545,424

Total capitalization	$694,236	$710,308

(1)	Includes $11,464,000 of current maturities of capital lease obligations and $153,420,000 of capital lease obligations.

      This table excludes, as of June 30, 2002, the following shares:

•	17,075,281 shares of common stock subject to options outstanding at a weighted average exercise price of $7.85 per share;

•	7,477,092 additional shares of common stock that we could issue under our stock option plans;

•	4,000,000 additional shares of common stock that we could issue under our employee stock purchase plan; and

•	52,785 shares of common stock issuable pursuant to outstanding warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The selected consolidated financial data set forth below as of and for the years ended February 1, 1998, January 31, 1999, January 30, 2000, January 28, 2001 and February 3, 2002 have been derived from our audited financial statements. Our historical results are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below as of and for the thirteen weeks ended April 29, 2001 and May 5, 2002 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results may not be indicative of results for the remainder of the year.

      The year ended February 3, 2002 consisted of 53 weeks; all other years reported consisted of 52 weeks.

	Fiscal Year Ended					Thirteen Weeks Ended

	February 1,	January 31,	January 30,	January 28,	February 3,	April 29,	May 5,
	1998	1999	2000	2001	2002	2001	2002

	(In thousands, except per share amounts and operating data)					(Unaudited)
Historical Statement of Operations Data:
Net sales	$1,790,599	$2,109,322	$2,110,316	$2,224,222	$2,501,012	$582,198	$645,788
Cost of sales(1)	1,356,413	1,581,202	1,538,584	1,667,371	1,791,506	429,431	460,535

Gross profit(1)	434,186	528,120	571,732	556,851	709,506	152,767	185,253
Operating expenses(1)	358,785	408,711	421,244	451,407	519,678	120,424	120,226
General and administrative expenses	53,608	61,094	62,681	84,884	120,346	26,305	23,923
Loss on disposal of subsidiary	—	—	45,669	—	—	—	—
Merger and business integration costs	57,364	(1,808)	—	—	—	—	—

Operating income (loss)	(35,571)	60,123	42,138	20,560	69,482	6,038	41,104
Interest income	213	3,092	2,862	2,769	2,007	446	647
Interest expense	(14,178)	(24,109)	(22,756)	(23,385)	(27,436)	(6,038)	(5,449)

Income (loss) before equity loss in PETsMART.com, income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle	(49,536)	39,106	22,244	(56)	44,053	446	36,302
Equity loss in PETsMART.com	—	—	(29,061)	(33,109)	—	—	—
Net income (loss)(2)	$(34,430)	$23,269	$(32,422)	$(30,904)	$39,567	$1,236	$22,145
Net income (loss) per share — basic	$(0.30)	$0.20	$(0.28)	$(0.28)	$0.35	$0.01	$0.17
Net income (loss) per share — diluted	$(0.30)	$0.20	$(0.28)	$(0.28)	$0.35	$0.01	$0.17
Weighted average number of common shares outstanding — basic	114,920	116,281	114,940	111,351	112,006	111,511	125,561
Weighted average number of common and common equivalent shares outstanding — diluted	114,920	117,085	114,940	111,351	114,067	111,888	138,389

	Fiscal Year Ended										Thirteen Weeks Ended

	February 1,		January 31,		January 30,		January 28,		February 3,		April 29,		May 5,
	1998		1999		2000		2001		2002		2001		2002

	(In thousands, except per share amounts and operating data)										(Unaudited)
Selected Cash Flow and Operating Data:(3)
EBITDA(4)	$(270)		$103,901		$82,678		$65,503		$128,191		$18,787		$58,586
EBITDA margin(4)	(0.0)%		4.9%		3.9%		2.9%		5.1%		3.2%		9.1%
Gross profit margin(1)	24.2%		25.0%		27.1%		25.0%		28.4%		26.2%		28.7%
Inventory turns	4.3	x	4.7	x	4.1	x	4.7	x	5.9	x	5.8	x	6.6	x
Stores open at end of period	468		534		484		533		560		549		563
Average square footage(5)	9,550,533		11,417,473		12,075,561		13,234,699		13,482,074		13,085,871		13,786,064
Net sales per square foot(6)	$176.97		$174.94		$163.16		$160.80		$177.28		$165.66		$179.59
Increase in comparable store sales(7)	4.6%		6.3%		4.6%		1.4%		6.5%		3.2%		12.1%
Selected Balance Sheet Data:(3)
Cash and cash equivalents	$125,082		$153,336		$41,498		$43,827		$137,111		$54,064		$126,890
Merchandise inventories	317,547		336,058		377,298		322,462		272,572		293,828		277,703
Working capital	297,441		296,307		280,311		199,872		200,642		197,945		208,531
Total assets	839,687		931,999		835,390		782,147		961,103		767,773		962,789
Total debt(8)	278,761		296,205		276,544		253,936		341,387		248,214		164,884
Total stockholders’ equity	334,694		364,818		314,424		280,579		325,806		282,376		529,352

(1)	In the first quarter of 2001 and 2002, we reclassified certain warehousing and distribution costs relating to our PETsMART Direct operations to cost of sales that had previously been classified in prior periods as operating expenses. If such classifications were applied to 1997, 1998, 1999, 2000 and 2001: (a) cost of sales would have been $1,372,535, $1,597,403, $1,555,677, $1,687,851 and $1,814,192, respectively; (b) gross profit would have been $418,064, $511,919, $554,639, $536,371 and $686,820, respectively; (c) operating expenses would have been $342,663, $392,510, $404,151, $430,927 and $496,992, respectively; and (d) gross profit margin would have been 23.4%, 24.3%, 26.3%, 24.1% and 27.5%, respectively.

(2)	Includes a $2,629,000 charge in 1997, and a $528,000 charge in 1999 for the cumulative effect of a change in accounting principle, net of income tax benefit. Data for 2000 includes an allocation of losses for minority interest in PETsMART.com of $300,000 and a $2,812,000 extraordinary gain on early extinguishment of debt, net of income tax expense. Data for 2001 includes an allocation of losses for minority interest in PETsMART.com of $2,296,000 and a $714,000 extraordinary gain on early extinguishment of debt, net of income tax expense.

(3)	Our U.K. subsidiary was sold during 1999, and is excluded entirely from the related 1999 data presented except for stockholders’ equity data. Data for 1997 and 1998 includes the U.K. subsidiary.

(4)	EBITDA represents earnings before equity loss in PETsMART.com, income tax expense, minority interest, extraordinary item, cumulative effect of a change in accounting principle, net interest expense, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use, nor has it been represented as an alternative to operating income as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for other measures of performance or cash flows prepared in accordance with generally accepted accounting principles.

(5)	Average square footage is the mathematical average of square footage at the beginning of the year and square footage at the end of the year, and includes the square footage used by the veterinary hospitals.

(6)	Net sales per square foot is calculated by dividing net sales, excluding sales of PETsMART Direct and PETsMART.com, by average square footage. For the thirteen week period ending April 29, 2001 and May 5, 2002, the data is based on results from the preceding twelve month period.

(7)	Comparable store sales include North American retail stores only, exclude U.K., PETsMART Direct and PETsMART.com sales in all periods, and include only stores open at least 52 weeks. Data for 2001 has been adjusted to reflect the first 52 weeks of the 53-week fiscal year.

(8)	Includes capital lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risks Factors.”

Overview

      We are the leading provider of pet food, pet supplies, accessories, and professional pet services for the lifetime needs of pets in North America. As of May 5, 2002, we operated 563 retail stores, and through our direct marketing channels we are also a leading mail order catalog and e-commerce retailer of pet supplies, equine products and riding supplies. We offer a broad line of products for all the life stages of pets, and we are the nation’s largest provider of high-quality pet grooming and training services. Through our strategic relationship with Banfield, The Pet Hospital, we facilitate full-service veterinary care in approximately half of our stores.

Critical Accounting Policies and Estimates

      The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. On an on-going basis, we evaluate our estimates related to reserves for store closures, inventory shrinkage, insurance liabilities and reserves and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Reserve for Closed Stores. We continuously evaluate the performance of our retail stores and periodically close those that are underperforming. We establish reserves for future rental payments on closed stores and terminated subleases, and classify these costs in general and administrative expenses. The costs for future rental payments associated with closed stores are calculated using the net present value method, at a risk-free interest rate, over the remaining life of the lease, net of expected sublease income. Judgment is used to estimate the underlying real estate market related to the expected sublease income, and we can make no assurances that additional charges to the current stores will not be required based on the changing real estate environment. As of May 5, 2002, February 3, 2002 and January 28, 2001, approximately $11.4 million, $12.3 million and $4.8 million, respectively, was recorded for closed store reserves.

      Inventory Shrinkage Reserves. Our stores perform physical inventories once a year, and in between the physical inventories, the stores periodically perform counts on certain inventory items. All distribution centers perform counts throughout each quarter to encompass all inventory items in the building and ensure the inventory is counted once each quarter. Therefore, as of the end of each reporting period, there will be stores that will have certain inventory items that have not been counted. Due to the holiday season at the end of the year, the stores do not perform physical inventories during the last quarter of the fiscal year, but continue to perform counts on certain inventory items. As of the end of each reporting period, we estimate the inventory shrinkage reserve by applying a three year historical shrink rate against the volume of merchandise sales since the last inventory. As of May 5, 2002, February 3, 2002, and January 28, 2001 approximately $9.8 million, $9.1 million and $8.1 million, respectively, was recorded for inventory shrinkage reserves.

      Insurance Liabilities and Reserves. We maintain standard property and casualty insurance on all of our stores, product liability insurance covering the sale of live pets, and workers compensation insurance. Property insurance covers approximately $1.2 billion in buildings and contents, including furniture and fixtures, leasehold improvements and inventory. Under our casualty and workers compensation insurance policies, we retain the initial risk of loss of $250,000 for each policy per occurrence. We establish reserves for losses based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses for which claims have been incurred but have not yet been reported. Loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. As of May 5, 2002, February 3, 2002 and January 28, 2001 approximately $17.2 million, $16.8 million and $12.9 million, respectively, in reserves were recorded related to casualty and workers compensation insurance policies. These reserves were recorded in other accrued expenses.

      Income Taxes. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the income tax bases of our assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in our judgment, it is more likely than not that such assets will not be realized. In the second fiscal quarter of 2001, we reversed valuation allowances on deferred tax assets of approximately $18.9 million associated with the increase in ownership of PETsMART.com.

Certain Charges and Transactions in 2001

      The following transactions, which occurred during 2001, resulted in net charges, before taxes, of $14.9 million, of which approximately $2.1 million was recorded in cost of goods sold and approximately $12.8 million was recorded in general and administrative expenses. Of the $12.8 million recorded in general and administrative expenses, $2.2 million was attributable to our retail store operations and $10.6 million to PETsMART Direct and PETsMART.com, our wholly-owned subsidiaries.

      Impairment of Long-Lived Assets and Asset Write-Downs. During 2001, we recorded an impairment charge of approximately $6.9 million, a write-down of inventory of approximately $2.1 million, and a charge of approximately $0.7 million for other asset write-downs and reserves.

      As a result of continued losses incurred at PETsMART Direct, and an analysis of the current business model, we performed an impairment analysis in accordance with Statement of Financial Accounting Standards, or SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” The analysis indicated an impairment of $6.9 million associated with PETsMART Direct’s building, fixtures, equipment, and software, which was recorded in general and administrative expenses. The fair value of such assets was determined based on market appraisals and analysis of expected future discounted cash flows. Also in 2001, we analyzed the inventory at PETsMART Direct and decided to discount or dispose of certain items, resulting in a $2.1 million charge to cost of sales to record the inventory at the net realizable value. We can make no assurances that additional charges will not be required based on continued evaluation of the PETsMART Direct business model.

      Charges Related to the Reorganization of PETsMART Direct and PETsMART.com. We recorded approximately $3.7 million related to severance costs, loss on the sale of a subsidiary, lease obligations, and asset write-downs related to the planned reorganization of PETsMART Direct and PETsMART.com during 2001. These costs are classified as general and administrative expense. The severance costs relate to the 90 positions eliminated as a result of the reorganization.

      Store Closure Reserves. Charges totaling approximately $13.5 million and $2.7 million were recorded in 2001 and 2000, respectively, for future rental payments on closed stores and terminated subleases. The costs for future rental payments associated with closed stores were calculated using the net present value method, at a risk-free interest rate, over the remaining life of the lease, net of expected sublease income. We can make no assurances that additional charges related to the current stores will not be required based on the changing real estate environment.

      Litigation Reserve. In January 2002, we recorded a reserve for approximately $5.0 million related to litigation costs expected to be incurred in 2002. This charge is recorded in general and administrative expenses.

      Vendor Settlement. In December 2001, we received net cash proceeds of approximately $17.0 million from a final settlement with a vendor. This net gain was recorded as an offset against general and administrative expenses.

      Income Tax Benefit. In June 2001, we increased our voting ownership in PETsMART.com to a requisite percentage for income tax reporting purposes that will allow us to utilize a portion of PETsMART.com’s net operating loss carry forwards. As a result, we reversed previously established valuation allowances of approximately $18.9 million, eliminated the remaining goodwill of approximately $8.6 million, and recorded a tax benefit of approximately $10.3 million.

Results of Operations

      The following table presents the percentage of net sales of certain items included in our consolidated statements of operations, unless otherwise indicated:

				Thirteen Weeks
	Fiscal Year Ended			Ended

	January 30,	January 28,	February 3,	April 29,	May 5,
	2000	2001	2002	2001	2002

				(Unaudited)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales(1)	72.9	75.0	71.6	73.8	71.3

Gross profit(1)	27.1	25.0	28.4	26.2	28.7
Operating expenses(1)	20.0	20.3	20.8	20.7	18.6
General and administrative expenses	3.0	3.8	4.8	4.5	3.7
Loss on disposal of subsidiary	2.1	—	—	—	—

Operating income	2.0	0.9	2.8	1.0	6.4
Interest income	0.1	0.1	0.1	0.1	0.1
Interest expense	(1.0)	(1.0)	(1.1)	(1.1)	(0.9)

Income before equity loss in PETsMART.com, income tax expense, minority interest, extraordinary item, and cumulative effect of a change in accounting principle	1.1	—	1.8	—	5.6
Equity loss in PETsMART.com	(1.4)	(1.5)	—	—	—
Net income (loss)	(1.5)%	(1.4)%	1.6%	0.2%	3.4%

(1)	In the first quarter of 2001 and 2002, we reclassified certain warehousing and distribution costs relating to our PETsMART Direct operations to cost of sales that had previously been classified in prior periods as operating expenses. If such reclassifications were applied to prior periods: (a) cost of sales as a percentage of net sales would have been 73.7%, 75.9% and 72.5% for 1999, 2000 and 2001, respectively; (b) gross profit as a percentage of net sales would have been 26.3%, 24.1% and 27.5% for 1999, 2000 and 2001, respectively; and (c) operating expenses as a percentage of net sales would have been 19.2%, 19.4% and 19.9% for 1999, 2000 and 2001, respectively.

      In 2000, we had a 46.3% equity investment in PETsMART.com and recognized its loss percentage based upon the equity method of accounting. In December 2000, we acquired a controlling interest in PETsMART.com, increased our voting ownership, and accounted for the results of operations of

PETsMART.com under the consolidation method of accounting for all subsequent periods. The controlling interest was acquired with a combination of cash and our pet catalog assets. Therefore, the pet catalog results are included in the PETsMART.com financial statements for 2001. Prior to the contribution, the pet catalog results were included in the PETsMART Direct financial statements for 2000.

      As a result of the reorganization of the PETsMART Direct and PETsMART.com operations and the financial results of these operating segments during the thirteen-week period ended May 5, 2002, we have evaluated our segment reporting requirements under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and determined that the PETsMART Direct and PETsMART.com operating segments do not meet the quantitative thresholds for disclosure as reportable operating segments.

Thirteen Weeks Ended May 5, 2002 Compared to Thirteen Weeks Ended April 29, 2001

      Net Sales. Net sales increased 10.9% to $645.8 million for the thirteen weeks ended May 5, 2002, from $582.2 million for the thirteen weeks ended April 29, 2001, as a result of additional stores and a 12.1% increase in comparable store sales. The increase was partially offset by a decrease in net sales for the pet catalog channel for the thirteen weeks ended May 5, 2002, as compared with the thirteen weeks ended April 29, 2001, due to a decision to reduce circulation and advertising in the first quarter of 2002. As of May 5, 2002, we operated 563 stores compared with 549 stores as of April 29, 2001. Since April 29, 2001, we have opened 20 new stores, five of which were opened in the first quarter of 2002, and we closed six stores, two of which were closed in the first quarter of 2002. Also contributing to the sales increase was a 38.3% increase in grooming and training revenue for the thirteen weeks ended May 5, 2002, compared with the thirteen weeks ended April 29, 2001.

      Gross Profit. Gross profit increased as a percentage of net sales to 28.7% for the first quarter of 2002, from 26.2% in the first quarter of 2001. The increase primarily reflected increased services revenue, which carries a higher margin than merchandise, lower product cost of goods sold, due to increased sales of higher margin products, lower distribution costs for our Internet and catalog channels, and lower inventory shrinkage during the first quarter of 2002, as compared with the first quarter of 2001. The lower distribution costs for our Internet and catalog channels was primarily a result of the benefits obtained from their integration in the first quarter of 2002.

      Operating Expenses. Operating expenses, which include payroll and benefits, advertising, preopening, and other store level expenses, decreased as a percentage of net sales to 18.6% for the first quarter of 2002, from 20.7% in the first quarter of 2001. A reduction in advertising expenses drove the decrease due primarily to a reduction in Internet advertising, as well as reductions in store advertising and catalog distribution during the first quarter of 2002, as compared with the first quarter of 2001. Also contributing to the decrease was a reduction in equipment rent expenses for the first quarter of 2002, as compared with the first quarter of 2001. The decrease was partially offset by an increase in depreciation expense for the first quarter of 2002, as compared with the first quarter of 2001. In 2002, we have shifted our focus to using available cash to purchase new equipment and equipment expiring under lease agreements rather than entering into new equipment lease contracts.

      General and Administrative Expenses. General and administrative expenses decreased $2.4 million to $23.9 million for the thirteen weeks ended May 5, 2002, from $26.3 million for the thirteen weeks ended April 29, 2001. The decrease was primarily due to a credit for vendor services received during the quarter as well as a reduction in equipment lease expense.

      Interest Expense. Interest expense decreased to $5.4 million for the thirteen weeks ended May 5, 2002, from $6.0 million for the thirteen weeks ended April 29, 2001. The decrease was primarily due to the retirement and conversion of our 6 3/4% Subordinated Convertible Notes due 2004, or the Notes, in the first quarter of 2002. In the first quarter of 2001, interest expense also included higher bank fees due to the unamortized fees, which were expensed when we entered into a new credit agreement in April 2001. The decrease was partially offset by higher interest expenses as a result of additional capital leases entered into since the first quarter of 2001.

      Minority Interest. Minority interest in subsidiary loss of $0.6 million represents the recognition of our minority interest in the pretax loss of PETsMART.com for the first quarter of 2001. In January 2002, we acquired all the remaining shares held by PETsMART.com minority stockholders for approximately $9.5 million through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary.

      Income Tax Expense. For the first quarter of 2002, the $14.2 million income tax expense represented an effective tax rate of 39.0%. For the first quarter of 2001, the $0.2 million income tax expense represented an effective tax rate of 47.5%.

      Extraordinary Item. During the first quarter of 2001, we purchased Notes with a face value of approximately $2.5 million at a discounted price of approximately $1.7 million. In connection with the purchase of the Notes, the related portion of the unamortized deferred financing costs of approximately $0.1 million was expensed and included in the determination of the extraordinary gain on early extinguishment of debt. We recognized an extraordinary gain of approximately $0.4 million, net of related income taxes of approximately $0.3 million.

Fiscal 2001 Compared to Fiscal 2000

      Net Sales. Net sales increased 12.4% to $2,501.0 million for 2001, from $2,224.2 million for 2000. With additional stores and a 6.5% increase in comparable store sales, net retail store sales increased 12.3% in 2001 to $2,390.1 million, from $2,128.2 million in 2000. As of February 3, 2002, we operated 560 stores compared with 533 stores as of January 28, 2001. In 2001, we opened 34 new stores and closed seven stores. Also contributing to the store sales increase was a 28.6% increase in grooming and training revenue in 2001 compared with 2000. In 2001, net sales related to the catalog and Internet businesses increased 15.5% to $110.9 million, compared with $96.0 million in 2000. The increase in catalog and Internet sales was due to the inclusion of PETsMART.com’s sales in 2001 due to consolidation accounting that began in December of 2000. Fiscal 2001 had 53 weeks compared with 52 weeks in fiscal 2000, and this additional week also contributed to the increase in net sales.

      Gross Profit. Gross profit increased as a percentage of net sales to 28.4% in 2001, from 25.0% in 2000. The increase primarily reflected increased services revenue, which carries a higher margin than merchandise, lower product cost of goods sold, and sales of higher margin products for retail stores, as compared with 2000, partially offset by increased warehouse and distribution costs and the addition of cost of goods sold related to PETsMART.com. Warehouse and distribution costs were higher in 2001 due to the additional forward distribution centers and our change in distributing directly to the stores from the forward distribution centers as opposed to the stores receiving vendor deliveries. In 2001, we recorded a charge to cost of sales of $2.1 million associated with a write down of PETsMART Direct’s inventory. Excluding this charge, gross profit increased to 28.5% of net sales. The reduction in product cost of goods sold was primarily the result of our shift in purchasing arrangements with vendors, as well as a decrease in costs related to shrinkage. The shift from the traditional volume and promotional discounts received to a more competitive unit pricing began during the first quarter of 2000, and the majority of those purchase cost reductions have now been cycled through the inventory system.

      Operating Expenses. Operating expenses, which include payroll and benefits, advertising for stores and catalog production, preopening, and other store level expenses, increased as a percentage of net sales to 20.8% in 2001 from 20.3% in 2000. Retail store operating expenses primarily drove the increase due primarily to increased payroll and benefits as a result of higher wages and additional personnel. Store operating expenses related to our catalog and Internet businesses increased primarily due to additional expenses from PETsMART.com in 2000, which were not included on a consolidated basis through December 20, 2000.

      General and Administrative Expenses. General and administrative expenses as a percentage of net sales increased to 4.8% in 2001, from 3.8% in 2000. In 2001, we recorded net charges of $12.8 million, as discussed above in the section entitled “Certain Charges and Transactions in 2001.” Excluding these transactions, the general and administrative expenses were $107.6 million and increased to 4.3% of net sales primarily due to increases in retail store expenses. Excluding the net charges, retail store general and administrative expenses increased primarily due to increased payroll and benefits for field management related to the grooming and pet training service areas, increased training expenses, increased group medical expenses, and higher bonus accruals related to our performance for 2001. Excluding the net charges, general and administrative expenses related to our catalog and Internet businesses increased primarily due to additional expenses from PETsMART.com in 2000, which were not included on a consolidated basis through December 20, 2000.

      Operating Income. Our consolidated operating income increased $48.9 million to $69.5 million in 2001, compared with operating income of $20.6 million for 2000. As discussed above, we recorded certain net charges totaling $14.9 million. Excluding these transactions, operating income for 2001 was $84.4 million. Excluding the net charges, operating income for retail stores increased to $102.3 million in 2001, compared with $30.6 million in 2000. The increase was primarily due to higher sales volume and gross margins, partially offset by higher store operating expenses and general and administrative expenses. The catalog and Internet businesses incurred an operating loss of $30.0 million in 2001, and excluding the write-downs for PETsMART Direct and the charges related to the reorganization of PETsMART Direct and PETsMART.com, the operating loss increased to $18.0 million, compared with $10.1 million in 2000, primarily due to the operating loss from PETsMART.com in 2000, which was not included on a consolidated basis through December 20, 2000.

      Interest Expense. Interest expense increased to $27.4 million in 2001, from $23.4 million for 2000, primarily due to unamortized bank fees that were written-off when we entered into a new credit agreement on April 30, 2001, as well as higher interest as a result of additional capital leases entered into in 2001. These increases were partially offset by a reduction in the amount of our 6 3/4% Subordinated Convertible Notes due 2004, or the Notes, outstanding as a result of debt repurchases of $7.8 million made during 2001.

      Minority Interest. Through December 20, 2000, we had a 46.3% equity investment in PETsMART.com and recognized an equity loss of $33.1 million in 2000. In December 2000, we acquired a controlling interest in PETsMART.com of approximately 81.7% and accounted for the results of operations of PETsMART.com under the consolidation method of accounting for all subsequent periods.

      Minority interest in subsidiary loss of $2.3 million represents the recognition of our minority interest in the pre-tax loss of PETsMART.com for 2001, compared with $0.3 million related to the period of December 20, 2000 through January 28, 2001, for 2000. In January 2002, we acquired all the remaining shares held by PETsMART.com minority stockholders for approximately $9.5 million through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary.

      Income Tax Expense. In 2001, the $7.5 million income tax expense included a tax benefit of $10.3 million associated with the June 2001 increase in ownership of PETsMART.com, and tax expense of $17.8 million for the 2001 results, or an effective rate of 40.6%. For 2000, the $0.9 million income tax expense represents an effective rate of 2.6%. Our 2000 effective tax rate differed from the expected United States federal income tax rate due principally to the non-deductible losses generated by PETsMART.com and other permanent differences. Excluding the effects of non-deductible losses generated by PETsMART.com, our annual effective tax rate for 2000 was 43.6%. Effective for 2001, losses from PETsMART.com are included in our consolidated federal income tax return.

      Extraordinary Gain. During 2001, we repurchased and retired Notes with a face value of approximately $7.8 million at a discounted price of approximately $6.4 million. In connection with the repurchase of the Notes, the related portion of the unamortized deferred financing costs of $0.2 million was written-off and included in the determination of the extraordinary gain on early extinguishment of debt. We recognized an extraordinary gain of approximately $0.7 million, net of related income taxes of approximately $0.5 million. During 2000, we repurchased and retired Notes with a face value approximately $18.8 million at a discounted price of approximately $13.6 million. As a result, we recognized an extraordinary gain of approximately $2.8 million, net of related income taxes of approximately $1.9 million and the write-off of the related portion of the unamortized deferred financing costs of approximately $0.4 million.

Fiscal 2000 Compared to Fiscal 1999

      Net Sales. Net sales increased 5.4% to approximately $2,224.2 million for 2000, from $2,110.3 million for 1999. Comparable retail store sales increased 1.4% for the period. During 2000, we opened 55 new stores, including four replacement stores, and closed six stores for a net increase of 49 stores. We had 533 stores in operation as of January 28, 2001 compared with 484 stores open as of January 30, 2000.

      Gross Profit. Gross profit decreased as a percentage of net sales to 25.0% for 2000 from 27.1% for 1999. The decrease in gross profit in 2000 as a percentage of net sales was the result of a planned inventory reduction that included the sell-off of discontinued and slow-moving items at a discount, higher inventory shrinkage, higher warehouse and distribution costs from the addition of three new forward distribution centers, and increased store occupancy costs due to higher costs associated with newer stores, partially offset by higher product gross margins as a result of more competitive unit pricing with vendors.

      Operating Expenses. Operating expenses, which include payroll and benefits, advertising, and other store expenses, increased as a percentage of net sales to 20.3% for 2000 from 20.0% for 1999. This increase in 2000 resulted from increased payroll and benefits, store supplies, and repairs and maintenance costs for retail stores. The increase in store payroll and benefits was the result of increased emphasis on customer service, and the increases in store supplies and repairs and maintenance expense were the result of the increase in the average age of the stores.

      General and Administrative Expenses. General and administrative expenses as a percentage of sales increased to 3.8% for 2000, compared with 3.0% for 1999. The change was due to a planned increase in field management personnel to expand the grooming and pet training service areas, increased professional fees related to strategic initiatives, and increased depreciation expense related to our new information system installed during the summer of 1999.

      Operating Income. Our operating income decreased $21.5 million to $20.6 million for 2000, from $42.1 million for 1999. Excluding a $45.7 million loss on disposal of a subsidiary in 1999, operating income decreased $67.2 million from 1999 to 2000. This decrease from 1999 to 2000 was the result of the increased cost of sales, store operating expenses, and general and administrative expenses described above.

      Interest Expense. Interest income decreased slightly to $2.8 million for 2000, from $2.9 million for 1999. Interest expense increased to $23.4 million for 2000, from $22.8 million for 1999. The increase in interest expense was a direct result of higher average interest rates of 9.08% compared with 8.39% and higher average amounts outstanding of $26.3 million compared to $5.3 million on our line of credit during 2000 and 1999, respectively. The increase in interest expense on the line of credit was partially offset by a reduction in the amount of the Notes outstanding as a result of the debt repurchases of $18.8 million made during 2000.

      Equity Loss in PETsMART.com. The equity loss in PETsMART.com, in which we had an equity investment of approximately 46% until December 20, 2000, when a controlling interest in PETsMART.com was acquired, represents our proportionate share of PETsMART.com’s net losses for the period January 31, 2000 to December 20, 2000. The amount of equity loss in PETsMART.com recognized during 2000 was $33.1 million. Our portion of PETsMART.com’s net losses from February 25, 1999, inception date, through the end of 1999 was approximately $29.1 million.

      Income Tax Expense. For 2000, the $0.9 million income tax expense represents an effective rate of 2.6%. Our effective tax rate differs from the expected United States federal income tax rate due principally to the non-deductible losses generated by PETsMART.com and other permanent differences. Excluding the effects of non-deductible losses generated by PETsMART.com, our annual effective tax rate for 2000 was 43.6%, compared with 43.1% for 1999, excluding the U.K. losses.

      Minority Interest. Minority interest in subsidiary represents the recognition of the 18.3% minority interest in the pre-tax loss of PETsMART.com for the period December 20, 2000 to January 28, 2001.

      Extraordinary Gain. During 2000, we repurchased and retired at face value approximately $18.8 million of Notes at a discounted price of approximately $13.6 million. As a result, we recognized an extraordinary gain of approximately $2.8 million, net of related income taxes of approximately $1.9 million and the write-off of the related portion of the unamortized deferred financing costs of approximately $0.4 million.

      Cumulative Effect of a Change in Accounting Principle. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, “Reporting on the Costs of Start-up Activities,” or SOP 98-5, which requires costs of start-up activities, including organization costs, to be expensed as incurred. We adopted SOP 98-5 at the beginning of the first quarter of 1999, which resulted in a charge against earnings of $0.9 million, before taxes, and was recorded as a cumulative effect of a change in accounting principle. Prior to its adoption of SOP 98-5, we expensed our store preopening costs in the month in which the store opened.

Liquidity and Capital Resources

      Cash provided by operations increased $9.9 million to $33.0 million in first quarter of 2002, compared with $23.1 million in first quarter of 2001. For the thirteen weeks ended May 5, 2002, the increase was driven by higher net income and depreciation and amortization, partially offset by cash used for assets and liabilities.

      Cash provided by operations increased $79.3 million to $190.0 million in 2001, compared with $110.7 million in 2000. In 2001, we had higher net income which included a net gain from a vendor settlement of $17.0 million and a tax benefit of $10.3 million from the increase in ownership of PETsMART.com. Also contributing to higher operating cash was an increase in accrued expenses and accrued payroll and employee benefits. These increases were partially offset by an increase in deferred income taxes associated with the increase in ownership of PETsMART.com, and a decrease in accounts payable.

      Merchandise accounts payable leveraging (the percentage of merchandise inventory financed by vendor credit terms, i.e., accounts payable divided by merchandise inventory), increased to 37.8% as of May 5, 2002, compared with 34.3% as of February 3, 2002. Inventory balances were $277.7 million as of May 5, 2002, and $272.6 million as of February 3, 2002. Average retail store inventory, which excludes the inventory for our catalog and Internet channels, decreased to approximately $0.47 million per store as of May 5, 2002, as compared with approximately $0.50 million per store as of April 29, 2001. Decreases over the prior year reflect efficiencies gained in stores served by our forward distribution centers as well as lower inventory levels in stores with our new format.

      Merchandise accounts payable leveraging decreased to 34.3% as of February 3, 2002, compared with 41.9% as of January 28, 2001. Inventory balances were $272.6 million as of February 3, 2002, and $322.5 million as of January 28, 2001. Average retail store inventory, which excludes the inventory of PETsMART Direct and PETsMART.com, decreased to approximately $0.5 million per store as of February 3, 2002, as compared with approximately $0.6 million as of January 28, 2001. Decreases over the prior year reflect favorable efficiencies gained in stores served by forward distribution centers as well as lower inventory levels in stores with the new format.

      Our primary long-term capital requirements consist of opening new stores and distribution centers, reformatting existing stores to a new store format, and expenditures associated with the equipment and computer software in support of our systems initiatives. For the thirteen weeks ended May 5, 2002, we incurred $40.0 million in capital expenditures compared with $9.3 million for the thirteen weeks ended April 29, 2001. The increase in spending was primarily due to the store reformatting initiatives as well as the opening of additional stores.

      In 2001, we incurred $105.1 million in capital expenditures compared with $44.9 million in 2000. The increase in spending was primarily due to the acquisition of a distribution center and the store reformatting initiatives. In November 2001, we entered into a sale leaseback transaction for the distribution center and twenty-six stores. The cash received for the stores went toward the payment of outstanding off balance sheet debt, and the cash received for the distribution center was approximately $24.0 million.

      In June 2001, we purchased 1,020,789 shares of PETsMART.com’s convertible voting preferred stock from minority shareholders for approximately $0.7 million. In 2000, we used $2.9 million to invest in our minority interest holdings of MMI Holdings, Inc., and purchased 1,361,027 shares of common stock, 4,575,627 shares of convertible voting preferred stock, and warrants to purchase 3,211,991 shares of preferred stock for $21.3 million from PETsMART.com. In January 2002, we acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9.5 million through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary. Due to the timing of this transaction, the cash was paid in the first quarter of 2002.

      Net cash provided by financing activities consisted primarily of proceeds from the issuance of common stock, as well as an increase in our bank overdraft, less net cash used in financing activities for principal payments on capital lease obligations, for the thirteen weeks ended May 5, 2002.

      Net cash used in financing activities consisted primarily of borrowings and repayments on our credit facility, principal payments on capital lease obligations and retirement of our Notes for 2001.

Common Stock and Note Repurchase Program

      In April 2000, our Board of Directors approved the purchase of up to $25.0 million of common stock or Notes annually for each of the next three fiscal years. Our policy on the purchase of common stock or Notes is to make market purchases when the price is advantageous and as cash flows allow in order to maintain appropriate liquidity. In 2001 and 2000, we used $6.4 million and $13.6 million, respectively, to purchase our Notes with a face value of $7.8 million and $18.8 million, respectively. During 2000, we purchased 800,000 shares of our common stock for $2.4 million, or an average price of $2.92 per share. In February and March 2002, the remaining balance of $173.5 million of Notes were called for redemption, resulting in the repurchase of approximately $0.3 million of Notes for cash and the conversion of the remainder into approximately 19,800,000 shares of common stock at a conversion price of $8.75 per share.

Credit Facility

      On April 30, 2001, we entered into a new credit arrangement with a group of lenders providing for borrowings of up to $250.0 million, including a sublimit of up to $150.0 million for letters of credit, which expires on April 30, 2004. Borrowings and letter of credit issuances under the facility are subject to a borrowing base and bear interest, at our option, at either the bank’s prime rate or LIBOR, plus applicable margins to be determined based on certain financial tests. The arrangement is secured by substantially all of our personal property assets and those of certain of our domestic subsidiaries and certain real property. As of May 5, 2002, we had no loans outstanding under the credit facility. Due to our desire for greater flexibility in our financial covenants and historically limited utilization of the credit facility, we recently agreed with the lenders to reduce the available commitment under the credit facility to $200.0 million, extend the maturity by two years and amend certain covenants.

Contractual Obligations and Commitments

      The following table summarizes our contractual obligations, net of sublease income, as of May 5, 2002, and the effect that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

	Payments Due in Fiscal Year

		2003 -	2005 -	2007 and
Contractual Obligation	2002	2004	2006	Beyond	Total

Operating lease obligations	$124,299	$341,189	$292,716	$1,021,691	$1,779,895
Capital lease obligations(1)	21,202	39,538	36,283	244,477	341,500

Total	$145,501	$380,727	$328,999	$1,266,168	$2,121,395

(1)	Includes $181.3 million in interest.

      We issue letters of credit for guarantees provided for certain off-balance sheet leases, insurance programs, import purchases and utilities. As of May 5, 2002, $56.3 million was outstanding under our letters of credit.

Structured Lease Facilities

      We have entered into lease agreements for certain stores as part of a structured lease financing. The structured lease financing provides a special purpose entity, not affiliated with us, with the necessary financing to complete the acquisition and construction of new stores. Once construction has been completed, another special purpose entity, also not affiliated with us, leases the completed stores to us for a five-year term. After the five-year term has expired, we are required to pay off the balance of the financing, provide for the sale of the properties to a third party, or pay a guaranteed residual amount. We have one outstanding special purpose entity lease remaining as of May 5, 2002, which encompasses nine stores, and included in the operating leases for 2004 is the final payment of approximately $27.9 million. The lease is supported by a letter of credit issued under our revolving credit facility, which contains certain terms with which we must comply. There are no substantive financial covenants associated with the credit facility.

      The Financial Accounting Standards Board is currently deliberating the issuance of an interpretation of Statement of Financial Accounting Standards No. 94, “Consolidation of All Majority-Owned Subsidiaries” to provide additional guidance to assist companies in identifying and accounting for special purpose entities, including when special purpose entities should be consolidated by the investor or beneficiary. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of a special purpose entity unless the special purpose entity can meet certain substantive independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of the remaining lease.

Operating Capital and Capital Expenditure Requirements

      All of our stores are leased facilities. We opened five new stores and reformatted 72 stores in the first quarter of 2002. During the last three quarters of 2002, we expect to open approximately 20 new stores and plan to reformat approximately 161 existing stores. Each new store requires capital expenditures of approximately $0.4 million for fixtures, equipment and leasehold improvements, approximately $0.3 million for inventory net of accounts payable, and approximately $0.1 million for preopening costs. Since 1995, stores in their thirteenth through twenty-fourth month of operation have averaged sales of approximately $3.8 million and EBITDA before the allocation of overhead of approximately $0.3 million. To convert a store to our new format costs approximately $0.2 million per store. Based on our current plan for new and reformatted stores during 2002, as well as our planned investment in the development of our information systems, we expect capital spending to be approximately $75.0 million for the last three quarters of 2002.

      In 2003, we expect to open approximately 60 new stores and reformat the remainder of our store base in the new format. We believe there is a potential for a total of approximately 1,200 PETsMART stores in North America.

      We believe our existing cash and cash equivalents, together with cash flows from operations, borrowing capacity under our bank credit facility and available lease financing, will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service obligations. Our ability to fund our operations and to make planned capital expenditures, scheduled debt payments, and to refinance indebtedness, depends on our future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. Please see the section above entitled “Risk Factors” for a discussion of some of the risks which may affect our business.

Related Party Transactions

      We have an investment in MMI Holdings, Inc., or MMIH, a provider of veterinary and other pet related services. MMIH, through a wholly-owned subsidiary, Medical Management International, Inc., or MMI, operates full-service veterinary hospitals and wellness hospitals inside approximately half of our PETsMART stores, under the name Banfield, The Pet Hospital. Philip L. Francis, our Chairman and Chief Executive Officer, and Robert F. Moran, our President and Chief Operating Officer, are members of the board of directors of MMIH. Our investment consists of common and convertible preferred stock. As of May 5, 2002, we owned approximately 19% of the voting stock, and approximately 36% of the combined voting and non-voting stock of MMIH. We charge MMI licensing fees for the space used by the veterinary hospitals, and we treat this income as a reduction of the retail stores’ occupancy costs, which are recorded as a component of cost of sales in our consolidated financial statements. Licensing fees are determined by fixed costs per square foot, adjusted for the number of days the hospitals are open and sales volumes achieved. Licensing fees of approximately $1.8 million and $1.0 million were recognized during the first quarter of 2002, and the first quarter of 2001, respectively. Licensing fees receivable from MMI totaled $0.4 million and $2.2 million at May 5, 2002, and February 3, 2002, respectively, and was included in receivables in the accompanying consolidated unaudited balance sheets. Licensing fees of approximately $6.7 million, $6.9 million and $7.4 million were recognized during 2001, 2000, and 1999, respectively. Licensing fees receivable from MMI totaled $2.2 million and $2.1 million at February 3, 2002, and January 28, 2001, respectively, and was included in receivables in the accompanying consolidated balance sheets.

Seasonality and Inflation

      Our business is subject to seasonal fluctuation. We typically realize a higher portion of our net sales and operating profit during the fourth fiscal quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, sales of certain products and services designed to address pet health needs, such as flea and tick problems, are seasonal. Because our stores typically draw customers from a large trade area, sales also may be impacted by adverse weather or travel conditions, which are more prevalent during certain seasons of the year. Finally, as a result of our expansion plans, we anticipate the timing of new store openings, related preopening expenses, and the amount of revenue contributed by new and existing stores may cause our quarterly results of operations to fluctuate.

      Our results of operations and financial position are presented based upon historical cost. Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe inflation is likely to materially harm our net sales or results of operations.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires impairment tests on an annual or interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. SFAS No. 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption.

      In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective February 4, 2002. We are currently completing the transitional goodwill impairment test for reporting units to determine the fair value compared to the respective carrying amounts.

      A reconciliation of net income (loss) before extraordinary items, net income (loss) and related per share amounts reported in the Consolidated Statements of Operations to the proforma amounts adjusted for the exclusion of goodwill amortization, net of the related tax effect is presented below. For purposes of the calculation of the tax effect, we used the effective tax rate for the period. The proforma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization, net of tax effect, on net income (loss) before extraordinary items, net income (loss) and related per share amounts are for comparative purposes only.

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

	(in thousands, except per share amounts)
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$38,853	$(33,716)	$(31,894)
Add: Goodwill amortization, net of income tax benefit	1,094	383	595

Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	39,947	(33,333)	(31,299)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	714	2,812	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	40,661	(30,521)	(31,299)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(528)

Adjusted net income (loss)	$40,661	$(30,521)	$(31,827)

Income (loss) per common share:
Basic:
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.34	$(0.30)	$(0.28)
Add: Goodwill amortization, net of income tax benefit	0.01	0.01	—

Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	0.35	(0.29)	(0.28)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	0.01	0.02	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	0.36	(0.27)	(0.28)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—

Adjusted net income (loss)	$0.36	$(0.27)	$(0.28)

Diluted:
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.34	$(0.30)	$(0.28)
Add: Goodwill amortization, net of income tax benefit	0.01	0.01	—

Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	0.35	(0.29)	(0.28)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	0.01	0.02	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	0.36	(0.27)	(0.28)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—

Adjusted net income (loss)	$0.36	$(0.27)	$(0.28)

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and amends Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a

Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The new rules apply to the classification and impairment analyses conducted on long-lived assets other than certain intangible assets, resolve existing conflicting treatment on the impairment of long-lived assets and provide implementation guidance regarding impairment calculations. SFAS No. 144 also expands the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations in a disposal transaction. We adopted SFAS No. 144 beginning 2002, and the adoption did not have a significant impact on our financial position or results of operations.

Interest Rate Risk

      We utilize long and short-term bank borrowings to finance the working capital and capital requirements of the business. In February and March 2002, the remaining balance of $173.5 million of Notes with a fixed interest rate of 6 3/4% were purchased for approximately $0.3 million in cash and converted for approximately 19,800,000 shares of our common stock at a conversion price of $8.75 per share. Additionally, we utilize a revolving line of credit to support seasonal working capital needs.

      We had no borrowings under our line of credit for the thirteen weeks ended May 5, 2002. We borrowed and repaid a total of $39.5 million, at an average interest rate of 4.92% for the thirteen weeks ended April 29, 2001. Weighted average borrowings for the thirteen weeks ended April 29, 2001 were approximately $3.0 million. Borrowings under our revolving line of credit bear interest at the bank’s prime rate plus 0.25% to 0.75% or LIBOR plus 1.75% to 2.25%, at our option. See “— Credit Facility” above for additional information regarding our credit facility.

Foreign Currency Risk

      Our Canadian subsidiary operates 19 stores and uses the Canadian dollar as the functional currency and the United States dollar as the reporting currency. Transactions with the Canadian subsidiary are denominated in United States dollars. As a result, we have exposure to foreign currency risk. However, we believe that such exposure does not present a significant risk due to a relatively limited number of transactions and operations denominated in foreign currency. Approximately $14.9 million or 2.3% of our revenues for the thirteen weeks ended May 5, 2002, were denominated in the Canadian dollar. Transaction gains and losses on United States dollar denominated transactions are recorded within general and administrative expenses in the consolidated statements of operations, and were not material.

BUSINESS

Overview

      With 2001 sales of $2.5 billion, we are the leading provider of products, services, and solutions for the lifetime needs of pets in North America. As of May 5, 2002, we operated 563 retail stores in North America, typically ranging in size from 19,000 to 26,000 square feet. Our stores carry a broad and deep selection of high quality pet supplies at everyday low prices. We offer over 12,000 distinct items, including nationally recognized brand names, as well as an extensive selection of private brands, across a range of product categories.

      We complement our extensive product assortment with a wide selection of value added pet services, including grooming and pet training. Virtually all our stores offer complete pet training services and feature pet styling salons that provide high quality grooming services. In addition, through our strategic relationship with Banfield, The Pet Hospital, we offer full service veterinary care in approximately half of our stores.

      We have identified a large group of pet owners we call “pet parents.” Pet parents are passionately committed to their pets and consider their pets family members. We focus on providing these customers with a one-stop shopping destination that offers Total Lifetime Care for Pets in an easy-to-shop, full service specialty environment. We also reach customers through PETsMART.com, the Internet’s most popular pet e-commerce site, as well as a web site dedicated to equine products and several major branded catalogs.

      In 1999, we began several strategic initiatives to strengthen our market position and enhance the shopping experience of our customers. These initiatives include improving distribution capabilities, implementing new management information systems, growing pet services, increasing our focus on customer service and reformatting our stores. Our new store design creates a specialty store environment by organizing store layout by pet type, placing a greater emphasis on pet services and eliminating most of the high steel shelving, resulting in a brighter and more open store. The new format, combined with our enhanced distribution and information systems capabilities, reduces inventories, makes the store easier to shop and allows our associates to spend more time serving customers. As of May 5, 2002, we had 219 stores in the new format. We plan to reformat an additional 161 existing stores during the remainder of 2002 and complete the reformatting of our store base by the end of 2003. We believe these strategic initiatives will continue to drive enhanced comparable store sales growth, profitability and return on investment.

Our Competitive Strengths

      We are the largest specialty retailer of pet supplies and services in North America. With $2.5 billion of sales in 2001, we believe our position as the leading specialty retailer of pet products and services provides us with several competitive advantages, including:

•	nationwide brand recognition;

•	economies of scale in various areas of our business, such as distribution, procurement, marketing and store operations;

•	strong vendor relationships; and

•	the ability to secure attractive real estate.

      We offer a broad and deep selection of quality merchandise at everyday low prices. We focus on providing our customers with the products and solutions they need throughout the lives of their pets. We provide customers with value and selection by offering an extensive merchandise mix at competitive prices. We carry more than 12,000 distinct items in three main categories: (a) pet food, treats and litter; (b) pet and equine supplies; and (c) live pets and other goods. We believe that approximately 80% of our total product assortment, which represents approximately 50% of our sales, is not available at supermarkets, warehouse clubs or mass merchandisers. We target our everyday low prices to be within 5% of the least expensive warehouse clubs and mass merchandisers and approximately 10% below supermarkets and other pet specialty retailers. We believe our extensive merchandise selection and competitive pricing strategy strengthen our reputation as a value leader and enhance customer loyalty.

      We are the largest provider of pet grooming and pet training services in North America. With revenues of $118 million in 2001, our pet grooming and training businesses represented approximately 5% of our retail sales. We consider the pet services industry to be highly fragmented and significantly under-served, and believe that many customers do not regularly use pet services due to inconvenience, lack of awareness or cost. We typically allocate approximately 680 square feet per store for high quality, full service grooming. Our pet training services range from basic puppy training to advanced classes. We believe the high quality and large scale of our pet services differentiate us from the competition and give customers additional reasons to visit our stores.

      We have implemented a highly efficient, integrated inventory and supply chain management system. We employ a modern distribution system that utilizes a combination of six forward distribution centers for consumables that require rapid replenishment and three distribution centers for other items. Our distribution network enhancements, combined with the improvement and integration of our information systems, allow for reduced store inventory and transportation costs, more efficient use of store labor, improved in-stock positions and better distribution center productivity.

      Our supply chain enhancements have resulted in significant operating improvements. For example, from 1999 to 2001, we increased our inventory turns from 4.1 times to 5.9 times and reduced our inventory per store by an average of 37%, or a total of more than $100 million, while maintaining a strong in-stock position.

      We have multiple and differentiated ways to reach our customers. We are the only major pet supply retailer to offer products through a nationwide network of stores, as well as several popular e-commerce sites and major branded catalogs. PETsMART.com is the Internet’s leading pet e-commerce site, and through our State Line Tack catalog and web business, we are the leading direct marketer of equine products in North America. In addition, our partnership with PETsMART Charities allows us to forge relationships with local communities and make homeless pets available for adoption by customers in PETsMART stores. This multi-pronged approach to reach our customers allows us to broaden our customer base, offer additional products beyond what is available in our stores, facilitate delivery to the customer and enhance awareness of our products and brand.

      We have an experienced senior management team with a proven record. Our senior management team averages more than 18 years of retailing experience and has a diverse background in many retailing segments beyond pet supplies and services. Our senior management team has been instrumental in strengthening our operations and financial performance through the implementation of our strategic initiatives. We believe the breadth, strength and experience of our senior management will continue to contribute to our ability to grow our sales and profitability.

Our Strategy

      Our strategy is to be the preferred provider for the lifetime needs of pets. Our primary initiatives include:

      Reformatting the remainder of our stores by the end of 2003. By the end of 2002, we expect to have converted approximately 68% of our store base to our new specialty store format. We believe our reformatted stores contribute to higher comparable store sales growth, profitability and return on investment. As a result, we have accelerated our store reformat program and anticipate that the entire store base will be reformatted by the end of 2003. The reformat process for a store typically can be completed within 10 days during non-operating hours, causing minimal disruption to store operations.

      Adding stores in existing and new markets. Our expansion strategy includes increasing our share in existing markets, penetrating new markets we currently do not serve and achieving operating efficiencies and economies of scale in distribution, procurement, marketing and store operations. During 2002, we expect to open a total of 20 stores in existing markets and five stores in new markets. In addition, we expect to open 60 new stores in 2003. We believe there is a potential for an aggregate of approximately 1,200 PETsMART stores in North America.

      Expanding our pet service businesses. We are the nation’s largest provider of professional grooming and pet training and are focused on driving profitable growth in these service businesses. Pet services are an integral part of our strategy. We believe services differentiate us from competitors, drive traffic and repeat visits to our stores, allow us to forge strong relationships with our customers, provide cross-selling opportunities, increase transaction size and enhance margins. Our grooming and pet training services revenue grew by 29% in 2001 compared to 2000, and by 38% in the first quarter of 2002 compared to the first quarter of 2001. We are confident in our ability to continue to expand this meaningful portion of our business. In addition, through our strategic relationship with Banfield, The Pet Hospital, we are focused on increasing the number of stores that offer full service veterinary care.

      Offering outstanding customer service. We focus our approximately 22,000 associates on serving and delighting our customers. Using a detailed curriculum and role playing techniques, we train store associates to identify customer needs and provide solutions. We measure their success using monthly mystery shops of every store, and a portion of the annual incentive program for managers, from the store level to the executive team, is linked to customer service metrics. Our emphasis on the customer is a cultural shift designed to provide our customers with an unparalleled shopping experience every time they visit our stores. By providing pet parents with expertise and solutions, we believe we are strengthening our relationships, building customer loyalty and enhancing our leading market position.

      Differentiating ourselves through effective brand management. We intend to further develop and leverage our brand name and reputation. As our competitive position strengthens, we are beginning to focus on defining our brand identity. We are in the process of developing tools to effectively communicate our unique value proposition and vision of providing Total Lifetime Care for Pets, and to build enduring relationships with our customers. We recently installed a central customer database that allows us to track and analyze customer shopping patterns. We intend to use this information to customize direct marketing and promotional materials and to more effectively communicate with customers across all our channels.

The Pet Food and Pet Supply Industry

      The pet product industry serves a large and growing market. In 2001, the Business Communications Company, Inc., estimated the market for pet products and supplies, including services, to be approximately $29 billion. Pets, including fish, have become increasingly prevalent in United States households. There are approximately 68 million dogs and 73 million cats in United States households based on the 2001 American Pet Product Manufacturers Association National Pet Owners Survey, or APPMA. Demand for pets is largely influenced by family formation as more than 35% of all pets are owned by families with children. Sixty-two percent of United States households own a pet and 47% of those households own more than one type of pet, according to APPMA.

      Dog food, cat food, and treats represent the largest volume categories of pet-related products. According to InfoScan Audits and Surveys, an integrated intelligent character recognition software developed by Data & Research Services, plc., a company that specializes in automatic data capture systems, sales of dog food, cat food, and treat sales in the United States were approximately $11.0 billion in 2001, up 6.2% from 2000. We estimate that supermarket pet food brands, such as Purina, Pedigree, Alpo, and Friskies accounted for approximately 63% of United States pet food sales in 2001. In recent years, supermarkets’ share of total pet food sales has decreased as a result of increased competition from superstores, club stores, mass merchandisers, Internet retailers, and specialty pet stores as well as the growing proportion of sales of premium foods. We estimate that premium pet food brands such as Nutro, Science Diet, ProPlan, and Eukanuba, which offer higher levels of nutrition than non-premium brands, accounted for approximately 37% of United States pet food sales in 2001. Many of these premium pet foods are not currently sold through supermarkets, warehouse clubs, and mass merchandisers due to manufacturers’ restrictions, but are sold primarily through superstores, specialty pet stores, veterinarians, and farm and feed stores.

      United States sales of pet supplies, consisting of items such as dog and cat toys, collars and leashes, cages and habitats, books, vitamins and supplements, shampoos, flea and tick control, and aquatic supplies, were approximately $5.1 billion in 2000, up 33% over 1996, according to Packaged Facts, a consumer market research company. Packaged Facts projects sales growth in supplies at 6% annually, exceeding $6.8 billion by 2005.

Merchandise

      Merchandise, which represented approximately 95% of our retail revenues in 2001, generally falls into three main categories:

•	Pet Food, Treats and Litter. We emphasize premium dog and cat foods, many of which are not available in supermarkets, warehouse clubs or mass merchandisers. We also offer quality national brands traditionally found in supermarkets and pet stores. The sale of pet food, treats, and litter comprised approximately 45% of our retail revenues in 2001.

•	Pet Supplies. Our broad assortment of pet supplies includes collars, leashes, health and beauty aids, shampoos, medication, toys, pet carriers, dog houses, cat furniture, and equestrian supplies. We also offer a complete line of supplies for fish, birds and small pets, including aquariums, filters, birdcages, and small pet supplies. We have an equine department in certain stores serving trade areas that have high rates of horse ownership. The sale of pet supplies comprised approximately 46% of our retail revenues in 2001.

•	Live Pets and Other Goods. Our stores feature fresh-water tropical fish and domestically bred birds, reptiles, and small pets. Live pets and other non-pet supply goods comprised approximately 4% of our retail revenues in 2001.

Pet Services

      Pet services, which include grooming and pet training, represented approximately 5% of our retail revenues in 2001. We also offer veterinary care through our strategic relationship with Banfield, The Pet Hospital. Unlike our principal competitors, we offer a wide range of services for the pet owner. We offer full-service grooming and pet training services at almost all of our stores. We typically allocate approximately 680 square feet per store for high-quality, full-service grooming. Our pet stylists are trained through a 15-week program that teaches exceptional grooming skills using safe and gentle handling techniques. A broad range of personalized services are available in our pet salons, from toenail trimming to toothbrushing to a precision cut, shampoo and style. Pet training services range from puppy classes to advanced and private courses. Total revenues from grooming and pet training grew nearly 29% from $91.9 million in 2000 to $118.2 million in 2001 and grew approximately 38% from $26.7 million in the first quarter of 2001 to $36.9 million in the first quarter of 2002.

      In addition, we have begun to test PETsHOTEL, a complete pet boarding and daycare service, in two of our larger stores. It is early in the test and we will make decisions about our next steps based on our results.

Veterinary Services

      The availability of comprehensive veterinary care further differentiates us and reflects our overall commitment to pet care. Full-service veterinary hospitals in our stores generally offer routine examinations and vaccinations, dental care, a pharmacy, and both routine and complex surgical procedures. Our prototype 2,000 square foot in-store hospital provides operating and examining rooms as well as on-site X-ray machines and blood diagnostic equipment. Through proprietary computerized diagnosis software, we believe these hospitals offer customers more sophisticated services than traditional veterinary competitors typically provide. Many of our stores without in-store hospitals offer routine vaccinations and wellness services.

      As of May 5, 2002, veterinary hospitals operated in 303 of our stores. Substantially all of these hospitals are operated by Medical Management International, Inc., or MMI, a third-party operator of veterinary hospitals, operating under the trade name of Banfield, The Pet Hospital. As of May 5, 2002, we owned approximately 19% of the voting stock and 36% of the combined voting and non-voting stock of MMI Holdings, Inc., the parent of MMI. We charge MMI licensing fees for the space used by the veterinary hospitals, and we treat this income as a reduction of the retail stores’ occupancy costs, which is recorded as a component of cost of sales in our consolidated financial statements.

Adoption

      We actively support the activities of local humane organizations through our in-store PETsMART Charities’ Adoption Centers. Through our Adoption Center efforts, approximately 1.2 million pets have been adopted since the program began in 1994. Our stores donate space to local humane organizations to use for adoptions.

Our Stores

      Our stores are generally located in sites co-anchored by strong destination superstores and typically are in or near major regional shopping centers. In 2002, we expect to open a total of 20 stores in existing markets and five stores in new markets. In addition, we expect to open 60 new stores in 2003. We believe there is a potential for a total of approximately 1,200 PETsMART stores in North America.

Distribution

      We currently employ a hybrid distribution system including, as appropriate, full truckload shipments to individual stores, the splitting of full truckloads among several closely located stores and distribution centers. Our forward distribution centers handle consumables that require rapid replenishment, improving inventory productivity in an efficient, cost-effective manner. Our distribution network enhancements, combined with the improvement and integration of our information systems, allow for reduced store inventory and transportation costs, more efficient use of store labor, improved in-stock positions and better distribution center productivity. We operate the following distribution centers:

Location	Square Footage	Date Opened	Distribution Type

Brockport, New York	392,000	February 1990	Pet catalog, Internet, and equine distribution center
Phoenix, Arizona	447,000	October 1996	Distribution center
Ennis, Texas	230,000	November 1999	Forward distribution center
Columbus, Ohio	613,000	September 2000	Distribution center
Gahanna, Ohio	276,000	October 2000	Forward distribution center
Hagerstown, Maryland	252,000	October 2000	Forward distribution center
Newnan, Georgia	200,000	April 2001	Forward distribution center
Phoenix, Arizona	173,000	September 2001	Forward distribution center
Reno, Nevada	150,000	June 2002	Forward distribution center

As these facilities have been opened, the original 13 leased regional consolidation centers have been phased out of operation and closed. We have closed 11 facilities and the remaining two leased regional consolidation centers are scheduled to close in late June 2002.

Information Systems

      In 2001, we completed major technology implementations that began in 1999 and 2000 that are designed to support our short and long-term growth. These implementations included new in-store point of sale systems, new support systems, data warehousing systems, communication systems, warehouse distribution systems, and SAP retail management information systems. In addition, our application software facilitates purchasing, replenishment, managing inventory levels, and assortment rationalization through category management initiatives. A number of initiatives enhanced the data integrity, stability and reliability of our point of sale systems, distribution center systems, merchandise control systems and other decision support tools.

      Beginning in 2001, we began a three-year project to upgrade and expand telecommunications and wireless backbones in our stores. We believe that these upgrades will make our stores easier to operate, increase associate efficiency and enhance intercompany communications. A software application for grooming, training, and boarding services was selected in 2001, and is under development. We plan to deploy certain software modules to our stores during 2002.

Competition

      Based on total sales, we are the largest specialty retailer of pet food, supplies, and services in North America. The pet food and pet supply retail business is highly competitive and can be categorized into five different segments:

•	supermarkets, warehouse clubs and other mass merchandisers;

•	specialty pet supply chains and pet supply stores;

•	independent pet stores;

•	catalog retailers; and

•	Internet retailers.

      We believe that the principal competitive factors influencing our business are product selection and quality, convenience of store locations, customer service, price, and availability of pet services. In this regard, many of the major premium pet food brands we offer are not currently available in grocery stores, warehouse clubs or other mass merchandisers due to manufacturers’ restrictions. We believe that we compete effectively within our various markets; however, some of our competitors are larger in terms of overall sales volume and have access to greater capital and management resources than we do.

      We are currently the only major specialty pet retailer that markets to customers through stores, catalogs and the Internet, and we believe this gives us a competitive advantage.

Government Regulation

      We are subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, and citizenship requirements. There are statutes and regulations in certain states and Canadian provinces that affect the ownership of veterinary practices, or the operation of veterinary hospitals in retail stores, that may impact our ability to operate veterinary hospitals within certain of our facilities.

      The transportation, handling, and sale of small animals is governed by various state and local regulations. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. While we seek to structure our operations to comply with the laws and regulations of each state in which we operate, there can be no assurance that, given varying and uncertain interpretations of these laws, we would be found to be in compliance in all states.

      A determination that we are in violation of any of these applicable restrictions could require us to restructure our operations to comply or render us unable to operate veterinary hospitals in a given local government jurisdiction.

      Our facilities and operations are also subject to environmental regulations imposed by federal, state, provincial and local authorities with respect to generation, handling, storage, transportation, and disposal of waste and biohazardous materials, and the sale and distribution of products. We may in the future incur liability under environmental statutes and regulations with respect to contamination detected at some sites owned or operated by us, including contamination caused by prior owners or operators of these sites or other persons. We also could be subject to costs, including fines or sanctions, and third party claims as a result of violations of or liabilities under environmental, health and safety laws.

Insurance

      We maintain standard product and casualty insurance on all of our stores, product liability insurance covering the sale of live pets, and worker compensation insurance. Property insurance covers approximately $1.2 billion in buildings and contents, including furniture and fixtures, leasehold improvements and inventory. Under our casualty and workers compensation insurance policies, we retain the initial risk of loss of $250,000 for each policy per occurrence.

Trademarks

      We own several service marks and trademarks registered with the United States Patent and Trademark Office, or USPTO, including “PETsMART®,” “PETsMART.com®,” “Companion Road®,” “Sophistacat®,” “Authority®,” “Top Paw®,” “Proquatics®,” “Nutriphase®,” “Award®,” “Toy Shoppe®,” “Petzazz®,” “Exquisicat®,” “Where Pets Are Family®,” “Total Lifetime Care for Pets®,” “All You Need for the Life of Your Pet®” and the PETsMART Logos. We also have several applications pending with the USPTO for trademarks, including the PETsHOTEL Logo and anticipate filing additional applications in the future. We believe our trademarks and logos have become important components in our merchandising and marketing strategies. We believe we have all the licenses necessary to conduct our business.

Employees

      As of May 5, 2002, we employed approximately 22,000 associates, approximately 11,000 of whom were employed full time. Our associates receive wages and benefits competitive with those of the local retail community. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relationship with our associates to be good. Increases in the federal minimum wage in recent years have not had a material effect on our business.

Properties

      The following table summarizes the locations of our stores by country and state at May 5, 2002:

Location	Number of Stores

United States
Alabama	3
Arizona	25
Arkansas	2
California	62
Colorado	22
Connecticut	1
Delaware	1
Florida	37
Georgia	26
Idaho	2
Illinois	30
Indiana	14
Iowa	1
Kansas	7
Kentucky	3
Louisiana	8
Maryland	20
Massachusetts	6
Michigan	15
Minnesota	11
Mississippi	3
Missouri	12
Montana	2
Nebraska	3
Nevada	9
New Hampshire	2
New Jersey	15
New Mexico	4
New York	13

Location	Number of Stores

North Carolina	18
Ohio	22
Oklahoma	7
Oregon	6
Pennsylvania	19
Rhode Island	1
South Carolina	5
Tennessee	9
Texas	50
Utah	8
Vermont	1
Virginia	20
Washington	15
West Virginia	1
Wisconsin	3

Total U.S. stores	544
Canada	19

Total North American stores	563

      We lease substantially all of our stores, retail distribution centers, and corporate offices under noncancellable operating leases. The terms of the store leases, other than leases under our structured lease facilities, described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” generally range from 10 to 25 years and typically allow us to renew for three to five additional five-year terms. Store leases, excluding renewal options, expire at various dates through 2021. Certain leases require payment of property taxes, utilities, common area maintenance, and insurance and, if annual sales at certain stores exceed specified amounts, provide for additional rents.

      Our corporate offices cover approximately 186,000 square feet and the lease for this space expires in 2010. Our distribution centers and respective lease expirations are as follows:

Location	Square Footage	Lease Expiration

Ennis, Texas	230,000	2013
Columbus, Ohio	613,000	2010
Gahanna, Ohio	276,000	2010
Hagerstown, Maryland	252,000	2005
Newnan, Georgia	200,000	2006
Phoenix, Arizona	620,000	2021
Reno, Nevada	150,000	2013

      We own and operate a catalog fulfillment and equine distribution center in Brockport, New York, which covers approximately 392,000 square feet.

Legal Proceedings

      On January 16, 2001, certain former stockholders of Pet City Holdings, a United Kingdom corporation, including Richard Northcott, who was a PETsMART board member from December 1996 to September 1997, filed two complaints, one in federal court and one in state court, seeking damages in excess of $100 million against PETsMART and certain of our former and current officers and directors. These plaintiffs subsequently dismissed the state court complaint, prior to the issuance of any rulings on the merits, and added the claims from the state complaint to a consolidated federal complaint. The consolidated complaint relates to the 1996 acquisition of Pet City by PETsMART and the proceedings are pending in the United States District Court for the Central District of California. Plaintiffs allege misrepresentations or omissions that misled the shareholders of Pet City concerning PETsMART’s business, financial status, and prospects. Plaintiffs also allege claims for breach of fiduciary duty and for relief under English common law. PETsMART previously filed a motion to dismiss the consolidated complaint. On September 6, 2001, the federal court granted PETsMART’s motion to dismiss without leave to amend as to plaintiffs’ claims for breach of fiduciary duty and claims for relief under English common law. The court granted in part and denied in part PETsMART’s motion to dismiss with leave to amend as to plaintiffs’ state and federal securities fraud claims. The court denied PETsMART’s motion to dismiss the state common law fraud claims. On October 19, 2001, plaintiffs filed a first amended consolidated complaint, and PETsMART moved to dismiss the amended complaint. On March 15, 2002, the federal court again granted in part and denied in part PETsMART’s motion to dismiss as to plaintiffs’ state and federal securities fraud claims. The court also denied PETsMART’s motion to dismiss the state common law fraud and breach of contract claims. On April 8, 2002, we filed an answer to the amended complaint denying the plaintiffs’ allegations and damage claims. As a result, the parties have commenced discovery in the action. We believe that plaintiffs’ allegations are without merit and intend to vigorously defend the action. However, no assurance can be provided as to the outcome of the action and, at this time, management cannot estimate the range of possible loss, if any.

      We are involved in various other legal proceedings that we do not believe are material to our business.

MANAGEMENT

Directors and Executive Officers

      As of July 15, 2002, our directors and executive officers were as follows:

Name	Age	Position

Philip L. Francis	55	Chairman and Chief Executive Officer
Robert F. Moran	51	President and Chief Operating Officer
Carol M. Cox	60	Senior Vice President, Human Resources
Scott A. Crozier	51	Senior Vice President, General Counsel and Secretary
Susanne Eiselsberg	39	Senior Vice President, Chief Marketing Officer
Barbara A. Fitzgerald	51	Senior Vice President, Store Operations
David L. King	49	Senior Vice President, Chief Information Officer
Timothy E. Kullman	46	Senior Vice President, Chief Financial Officer
David K. Lenhardt	33	Senior Vice President, Services, Strategic Planning and Business Development
Brian F. Miller	37	Vice President, Controller and Chief Accounting Officer
David A. Quinn	44	Senior Vice President, Distribution
Anthony N. Truesdale	39	Senior Vice President, Merchandising
Lawrence A. Del Santo	68	Director
Richard K. Lochridge	58	Director
Norman E. Brinker	71	Director
Jane Evans	57	Director
Walter J. Salmon	71	Director
Barbara A. Munder	56	Director
Thomas D. O’Malley	60	Director
Nancy A. Pedot	50	Director
Thomas G. Stemberg	53	Director

      Philip L. Francis has been a director of PETsMART since 1989, and Chief Executive Officer since March 1998. In September 1999, he was also named Chairman of the Board, and from 1998 to 2001, he was our President. From 1991 to 1998, he held various positions with Shaw’s Supermarkets, Inc., a subsidiary of J. Sainsbury plc., including Chief Executive Officer, Chief Operating Officer and President. Prior to that he held several senior management positions for Roundy’s, Inc., Cardinal Health, and the Jewel Companies.

      Robert F. Moran was appointed President and Chief Operating Officer in December 2001. He joined PETsMART as President of North American Stores in July 1999. From 1998 to 1999, he was President of Toys “R” Us, Ltd., Canada. Prior to 1991 and from 1993 to 1998, for a total of 20 years, he was with Sears, Roebuck and Company in a variety of financial and merchandising positions, including President and Chief Executive Officer of Sears de Mexico. He was also Chief Financial Officer and Executive Vice President of Galerias Preciados of Madrid, Spain from 1991 through 1993.

      Carol M. Cox joined PETsMART as Senior Vice President of Human Resources in October 1998. From 1997 to 1998, Ms. Cox served as Director of Human Resources for Rural/Metro Corporation. From 1995 to 1997, she was Vice President of Human Resources for Frank’s Nursery and Crafts, a national specialty crafts and nursery retailer. Prior to that, she was a Senior Vice President at Dylex, Ltd., a major

Canadian specialty store retailer, and served as Senior Vice President of Human Resources and Communications at Frederick Atkins, Inc., a marketing research corporation.

      Scott A. Crozier joined PETsMART as Senior Vice President and General Counsel in June 1999, and was appointed Corporate Secretary in June 2000. From 1998 to 1999, Mr. Crozier was Chairman and Chief Executive Officer of Westpac Consulting, L.L.C., a real estate services company. From 1987 to 1998, Mr. Crozier served as Vice President and General Counsel for Phelps Dodge Corporation, a global mining and manufacturing company. Prior to that, he was Counsel for Talley Industries, Inc., and served as an enforcement attorney with the Securities Division of the Arizona Corporation Commission and during that time was also appointed a Special Assistant Attorney General with the Arizona Attorney General’s Office.

      Susanne Eiselsberg joined PETsMART as Senior Vice President, Chief Marketing Officer in November 2001. From 1995 to 2000, she held various positions at The Coca-Cola Company, including Global Brand Director where she led the worldwide relaunch of Fanta, one of the company’s core global brands, and various senior level marketing positions with Coca-Cola in Belgium. From 1985 to 1995, she held various marketing positions with Procter & Gamble in Austria, Italy and Belgium.

      Barbara A. Fitzgerald joined PETsMART as Senior Vice President of Store Operations in September 2000. Prior to joining PETsMART, during 2000, Ms. Fitzgerald was President of Harmon AutoGlass, a leading provider of auto glass replacement and repair. From 1997 to 2000, Ms. Fitzgerald served in various positions at Toys “R” Us, Inc., including, Vice President, General Manager of New York/ New Jersey and Vice President of People Development. Prior to that, Ms. Fitzgerald spent 24 years with Sears, Roebuck and Company in various capacities, including Vice President and General Manager of Sears Hardware Stores.

      David L. King joined PETsMART as Senior Vice President and Chief Information Officer in March 2000. From 1998 to 2000, Mr. King held various positions at JDA Software, Inc., a software and consulting provider for the retail industry, including Director of Consulting and Director of Sales. From 1994 to 1997, Mr. King served as Director of Systems and Logistics at Salinas y Rocha, in Mexico City. Prior to that, Mr. King held positions at Datamerica Corporation, Tymshare, Inc. and Boeing Computer Services, Inc. He was also the President and owner of two software and information system consulting firms, KingTec International, Inc. and D.L. King & Associates, Inc.

      Timothy E. Kullman joined PETsMART as Senior Vice President and Chief Financial Officer in July 2002. From 2001 to 2002, Mr. Kullman was the Executive Vice President and Chief Financial Officer for Hagemeyer North America Holdings, Inc., part of a global distribution company based in the Netherlands. From 1997 to 2001, Mr. Kullman served as Senior Vice President and Chief Financial Officer of Genuardi’s Family Markets, Inc., a regional grocery retailer. From 1994 to 1997, Mr. Kullman served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary for Delchamps, Inc., a grocery retailer in the southeastern United States. Prior to that, he held various positions with Farm Fresh, Inc., Blue Cross Blue Shield of Michigan, and Deloitte Haskins & Sells, the predecessor to Deloitte & Touche LLP.

      David K. Lenhardt joined PETsMART as Senior Vice President of Services, Strategic Planning and Business Development in October 2000. From 1996 to 2000, Mr. Lenhardt was a manager with Bain & Company, Inc., where he led consulting teams for retail, technology, and e-commerce clients. Prior to that, he worked in the corporate finance and Latin American groups of Merrill Lynch & Co.’s investment banking division.

      Brian F. Miller became Chief Accounting Officer in November 2001. Mr. Miller joined PETsMART in December 2000 as Vice President, Controller. From 1998 to 2000, he was Vice President of Management Reporting for Catholic Healthcare West. From 1992 to 1998, Mr. Miller was a Senior Manager for Arthur Andersen LLP.

      David A. Quinn was appointed Senior Vice President of Distribution in January 2002. Mr. Quinn joined PETsMART as Vice President of Distribution in September 1999. From 1990 to 1999, he was Director of Distribution and Traffic for the Waccamaw Corporation/Home Place. Prior to that, Mr. Quinn was Divisional Director of Distribution for Lazarus Department Stores.

      Anthony N. Truesdale was appointed Senior Vice President of Merchandising in June 2000. Mr. Truesdale joined PETsMART as Vice President of Hardgoods Merchandising in January 1999. He took on the import business for PETsMART in August 1999, and in October 1999, he was promoted to Senior Vice President of Merchandising for Hardgoods and Specialty. From 1997 to 1999, he served as Senior Manager in Produce for J. Sainsbury, plc., in the United Kingdom. Prior to that, Mr. Truesdale spent 18 years in various operating and merchandising functions at Shaws Supermarkets, Inc., a subsidiary of J. Sainsbury plc, in New England before taking the United Kingdom assignment.

      Lawrence A. Del Santo has been a director of PETsMART since September 1998. From 1994 until his retirement in 1997, Mr. Del Santo served as the Chairman and Chief Executive Officer of Vons Companies, a supermarket retailer. From 1993 to 1994, he served as Senior Vice President and Chief Operating Officer of American Stores Company, a grocery retailer. Mr. Del Santo also serves as a director of Supervalu, Inc.

      Richard K. Lochridge has been a director of PETsMART since June 1998. Mr. Lochridge is the founder and has been President since 1986 of Lochridge & Company, Inc., a management consulting firm. He also serves as a director of Lowe’s Companies, Inc., John H. Harland Company and Dover Corporation.

      Norman E. Brinker has been a director of PETsMART since October 1998. Mr. Brinker currently serves as Chairman Emeritus of Brinker International, an operator, owner, and franchisor of restaurants. From 1983 to 1991, he was the Chairman and Chief Executive Officer of Brinker International. He is the founder of Steak & Ale and a former President of the Pillsbury Restaurant Group.

      Jane Evans has been a director of PETsMART since March 1999. Since May 2001, Ms. Evans has been Chief Executive Officer of Opnix, Inc., a high tech start-up providing IS traffic management. From 1995 to 2001, Ms. Evans served as President and Chief Executive Officer of Gamut Interactive, an interactive television and consumer operating system provider. In May 2001, Gamut Interactive filed for protection under Chapter 7 of the United States Bankruptcy Code. From 1991 to 1995, she served as Vice President and General Manager, Home and Personal Services for US West Communications. Ms. Evans serves as a director of Georgia Pacific Corporation, Hypercom Corp., KB Home, Main Street & Main Incorporated and Philip Morris Companies, Inc. She also serves on the Board of Trustees of Vanderbilt University.

      Walter J. Salmon has been a director of PETsMART since June 1997. He has been the Stanley Roth, Sr., Professor of Retailing, Emeritus, at the Harvard University Business School since 1997, and was the Stanley Roth Sr., Professor of Retailing from 1980 to 1997. Mr. Salmon also serves as a director of Cole National Corp., Luby’s, Inc., The Neiman Marcus Group, Stage Stores, Inc. and Party City Stores, Inc.

      Barbara A. Munder has been a director of PETsMART since March 1999. Since 2001, she has been a principal in Munder & Associates, a marketing and web strategy consulting firm and also during 2001, she was Chief Operating Officer of Women.future, a distance learning company. She previously spent twenty-four years at The McGraw-Hill Companies where she held various positions, including Senior Vice President, New Initiatives with oversight for corporate-wide electronic commerce, Senior Vice President, Corporate Affairs with responsibility for branding, marketing, communications and Washington affairs, and Vice President and General Manager, Business Week Services with responsibility for the publishing unit’s newsletter, electronic, conference and licensing operations.

      Thomas D. O’Malley has been a director of PETsMART since March 2002. Mr. O’Malley currently serves as Chairman of the Board of Directors of Premor Inc. From 2001 to 2002, upon the merger between Phillips Petroleum Company and Tosco Corporation, Mr. O’Malley was appointed Vice Chairman of Phillips Petroleum Company. From 1990 to 2001, Mr. O’Malley served as Chairman and Chief Executive Officer of Tosco Corporation. Prior to 1990, Mr. O’Malley served as Vice Chairman of Salomon, Inc., and Chief Executive Officer of its wholly-owned division, Phibro Energy, Inc. Mr. O’Malley also serves as a director of Lowe’s Companies, Inc.

      Nancy A. Pedot has been a director of PETsMART since March 2002. From 1994 until her retirement in 1997, Ms. Pedot served as President and Chief Executive Officer of The Gymboree Corporation, a designer, manufacturer and retailer of children’s apparel and accessories. From 1989 to 1994, she served as Gymboree’s Senior Vice President of Merchandising. Ms. Pedot also serves as a director of Party City Stores, Inc.

      Thomas G. Stemberg has been a director of PETsMART since 1988. Since 1998, Mr. Stemberg has served as Executive Chairman of Staples, Inc., an office supply superstore retailer, and from 1986 until 2001 he also served as Chief Executive Officer of Staples, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2002, and as adjusted to reflect the sale of the shares of common stock offered hereby, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock, including the selling stockholder;

•	our chief executive officer and each of our other four most highly compensated executive officers during the fiscal year ended February 3, 2002;

•	each of our directors; and

•	all directors and executive officers as a group.

      This table assumes no exercise of the underwriters’ over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2002 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

      Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. Percentage of ownership is based on 133,797,595 shares of common stock outstanding on June 30, 2002, and 135,115,011 shares of common stock outstanding after completion of this offering. Unless otherwise indicated, the address of each of the individuals named below is: c/o PETsMART, Inc., 19601 North 27th Avenue, Phoenix, Arizona 85027.

	Beneficial Ownership Prior to Offering

	Shares Issuable
	Pursuant to
	Stock Options	Number of Shares		Percent
	Exercisable	Beneficially Owned	Shares Being	Beneficially Owned
	Within	(Including Shares	Sold by
	60 Days of	Shown in	Selling	Before	After
Name of Beneficial Owner	June 30, 2002	First Column)	Stockholder	Offering	Offering

5% Stockholders:
Federated Investors, Inc.	—	15,364,513	—	11.5%	11.4%
Federated Investors Tower Pittsburgh, PA 15222
Entities affiliated with Carrefour SA(1)	—	13,182,584	13,182,584	9.9%	—
6 avenue Raymond Poincaré BP 419.16 75769 Paris Cedex 16
Directors and Executive Officers:
Philip L. Francis(2)	1,573,646	1,956,994	—	1.4%	1.4%
Robert F. Moran(3)	416,147	719,245	—	*	*
Barbara A. Fitzgerald	145,355	336,575	—	*	*
David L. King	104,688	226,766	—	*	*
Anthony N. Truesdale	143,855	211,358	—	*	*
Norman E. Brinker(4)	45,438	75,900	—	*	*
Lawrence A. Del Santo	46,063	46,989	—	*	*
Jane Evans	33,813	34,275	—	*	*
Richard K. Lochridge(5)	46,688	109,614	—	*	*

	Beneficial Ownership Prior to Offering

	Shares Issuable
	Pursuant to
	Stock Options	Number of Shares		Percent
	Exercisable	Beneficially Owned	Shares Being	Beneficially Owned
	Within	(Including Shares	Sold by
	60 Days of	Shown in	Selling	Before	After
Name of Beneficial Owner	June 30, 2002	First Column)	Stockholder	Offering	Offering

Barbara A. Munder	33,813	34,739	—	*	*
Thomas D. O’Malley	—	85	—	*	*
Nancy A. Pedot	—	85	—	*	*
Walter J. Salmon	55,688	60,650	—	*	*
Thomas G. Stemberg	58,042	80,504	—	*	*
All executive officers and directors as a group (20 persons)(6)	3,286,774	4,954,384	—	3.6%	3.6%

*	Represents less than one percent.

(1)	Comprises 9,663,018 shares of common stock held by Fourcar BV and 3,519,566 shares of common stock held by Fourcar Belgium SA, both of which are indirect subsidiaries of Carrefour SA.

(2)	Includes 14,852 shares of common stock held by Mr. Francis’s two minor children.

(3)	Includes 24,125 shares of common stock held by Mr. Moran’s spouse.

(4)	Includes 15,000 shares of common stock held by the Norman E. Brinker Trust, Trustee of the Norman E. Brinker Residuary Trust.

(5)	Includes 62,000 shares of common stock held by the Lochridge Living Trust.

(6)	Includes 1,060,605 shares of common stock beneficially held by other PETsMART executive officers. Of the 1,060,605 shares of common stock, 583,538 shares are issuable pursuant to options exercisable within 60 days of June 30, 2002.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 250,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

      As of June 30, 2002, there were 133,797,595 shares of common stock outstanding that were held of record by approximately 7,231 stockholders of record. There will be 135,115,011 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after giving effect to the sale of the shares of common stock offered by this prospectus.

      The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefore as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of PETsMART, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Of these shares, 2,000,000 have been designated Series A Junior Participating Preferred Stock. See “— Stockholder Rights Plan” below. The Board will be able to fix the rights, preferences, privileges and restrictions of the preferred stock not yet designated, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of PETsMART, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Stockholder Rights Plan

      On August 4, 1997, we adopted a Stockholder Rights Plan under which one preferred share purchase right was distributed on August 29, 1997 for each share of common stock held on that date. No certificates for the rights will be issued unless a person or group, subject to certain exceptions, acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. Each right entitles the registered holder to purchase from us, upon such event, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a price of $65.00 per one one-hundredth of a preferred share. Each preferred share is designed to be the economic equivalent of 100 shares of common stock. The rights expire August 28, 2007, and are subject to redemption at a price of $0.001 in specified circumstances.

Delaware Anti-Takeover Law and Certain Charter Provisions

      We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

      Our amended and restated bylaws provide that candidates for director may be nominated only by the Board of Directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The Board may consist of one or more members to be determined from time to time by resolution of the Board. The Board currently consists of ten members. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships.

      Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management, which could have a depressive effect on the market price of our common stock.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	for any breach of the director’s duty of loyalty to PETsMART or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any acts under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives an improper personal benefit.

      These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. In addition, we have entered into separate indemnification agreements with our directors and executive officers that provide each of them indemnification protection in the event the amended and restated certificate of incorporation and amended and restated bylaws are subsequently amended. We believe that these provisions and agreements will assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent

      Wells Fargo Bank Minnesota, N.A., Saint Paul, Minnesota is the transfer agent and registrar for our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a “non-U.S. holder” as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, generally, property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual, who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes in the same manner as U.S. citizens.

      This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

      If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

      The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

      As described under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. In the event, however, that we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below.

      Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement and benefits under a relevant income tax treaty.

      Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

•	a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for foreign simple trusts and foreign grantor trusts.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

      To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed Internal Revenue Service, or the IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if you owned directly or indirectly more than 5% of such regularly traded common stock during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 30%.

      The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 30% unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

      The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult their own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition ownership and disposition of our common stock.

Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

UNDERWRITING

      Under the terms and subject to the conditions contained in the underwriting agreement dated                     , 2002, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective number of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Johnson Rice & Company L.L.C.

Total	14,500,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to                     additional shares from us at the public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                    per share. The underwriters and selling group members may allow a discount of $                    per share on sales to other broker/dealers. After the public offering, the representative may change the public offering price and concession and discount to broker/dealers may be changed by the representative.

      The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$
Expenses payable by the selling stockholder	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in connection with our stock option and employee stock purchase plans.

      Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

      We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in that respect.

      Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resale to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as a principal and not as an agent; and

•	the purchaser has reviewed the text above under resale restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right to action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder, will have no liability. In the case of an action for damages, we and the selling stockholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP. As of the date of this prospectus, partners and associates of Cooley Godward LLP hold 4,216 shares of our common stock, and Cooley Godward LLP holds options to purchase 14,430 shares of our common stock. Various legal matters in connection with the offering will be passed upon for the underwriters by Dewey Ballantine LLP.

EXPERTS

      The financial statements of PETsMART, Inc. and our consolidated subsidiaries, except PETsMART.com, Inc. for the period from January 3, 2000 to December 19, 2000, as of February 3, 2002 and January 28, 2001, and for each of the three fiscal years in the period ended February 3, 2002, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP as stated in their report appearing and incorporated by reference herein. The audited financial statements of PETsMART.com, Inc. for the period from January 3, 2000 to December 19, 2000, not separately presented in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is included in and incorporated by reference in this prospectus by reference to the Current Report on Form 8-K/A of PETsMART, Inc. dated June 25, 2002, as amended July 18, 2002. The financial statements of PETsMART, Inc. and our consolidated subsidiaries are included and incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or the SEC, a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed with the Registration Statement. Items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to PETsMART and the common stock being offered, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by the reference. A copy of the Registration Statement, including the exhibits and schedule, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the SEC through EDGAR and is available on the SEC’s web site.

INFORMATION INCORPORATED BY REFERENCE

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) our Annual Report on Form 10-K for the fiscal year ended February 3, 2002, filed with the SEC on April 15, 2002, except for Items 8 and 14(a)(1) and (2) which items are contained in our Current Report on Form 8-K/A, dated June 25, 2002, filed with the SEC on July 18, 2002;

(2) our Quarterly Report on Form 10-Q for the quarter ended May 5, 2002, filed with the SEC on June 19, 2002;

(3) our Current Report on Form 8-K, dated June 25, 2002, filed with the SEC on June 25, 2002, as amended on Form 8-K/A, filed with the SEC on July 18, 2002; and

(4) the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC under Section 12 of the Securities Exchange Act of 1934 on June 4, 1993.

      You may request a copy of these filings, at no cost, by writing or telephoning us at:

PETsMART, Inc.

Attention: Investor Relations
19601 North 27th Avenue
Phoenix, AZ 85027
(623) 587-2025

PETsMART, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

PETsMART, Inc.

We have audited the accompanying consolidated balance sheets of PETsMART, Inc. and subsidiaries (the “Company”) as of February 3, 2002 and January 28, 2001 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three fiscal years in the period ended February 3, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PETsMART.com, Inc. for the period from January 3, 2000 to December 19, 2000, the Company’s investment in which was accounted for by use of the equity method. The Company’s equity in PETsMART.com, Inc.’s net losses of $33,109,000 for the year ended January 28, 2001 is included in the accompanying consolidated financial statements. Other auditors whose report has been furnished to us audited the financial statements of PETsMART.com, Inc., and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors. As described in Note 2 to the consolidated financial statements, on December 20, 2000, the Company acquired a controlling interest in PETsMART.com, Inc. and the Company has consolidated PETsMART.com, Inc. since that date.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of PETsMART, Inc. and subsidiaries as of February 3, 2002 and January 28, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Phoenix, Arizona

March 12, 2002 (except for Note 19, as to which the date is June 24, 2002)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

PETsMART.com, Inc.

      In our opinion, the balance sheet and the related statement of operations, of stockholders’ equity and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of PETsMART.com, Inc. (the “Company”) at December 19, 2000, and the results of its operations and its cash flows for the period from January 3, 2000 to December 19, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Century City, California

March 16, 2001

PETsMART, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	February 3,	January 28,
	2002	2001

	(In thousands,
	except par value)
ASSETS
Cash and cash equivalents	$137,111	$43,827
Receivables, net	23,263	36,940
Merchandise inventories	272,572	322,462
Prepaid expenses and other current assets	43,870	27,098

Total current assets	476,816	430,327
Property and equipment, net	394,835	278,853
Investments	33,694	33,665
Other assets, net	31,952	32,474
Deferred income taxes	23,806	6,828

Total assets	$961,103	$782,147

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and bank overdraft	$93,443	$135,019
Accrued payroll, bonus, and employee benefits	51,824	25,603
Accrued occupancy expenses	26,867	20,244
Current maturities of capital lease obligations	11,699	11,132
Other accrued expenses	92,341	38,457

Total current liabilities	276,174	230,455
Subordinated convertible notes	173,500	181,250
Capital lease obligations	156,188	61,554
Accrued merger, business integration, and restructuring costs	3,357	4,822
Deferred rents and other liabilities	26,078	20,587

Total liabilities	635,297	498,668

Commitments and contingencies
Minority interest	—	2,900
Stockholders’ Equity:
Preferred stock; $.0001 par value; 10,000 shares authorized, none issued and outstanding	—	—
Common stock; $.0001 par value; 250,000 shares authorized, 112,609 and 117,753 shares issued	11	12
Additional paid-in capital	381,999	403,758
Deferred compensation	(296)	(663)
Accumulated deficit	(48,616)	(88,183)
Accumulated other comprehensive loss	(2,805)	(2,448)
Notes receivable from officers	(4,487)	(4,319)
Treasury stock, at cost, 0 and 6,350 shares	—	(27,578)

Total stockholders’ equity	325,806	280,579

Total liabilities and stockholders’ equity	$961,103	$782,147

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

	(In thousands, except per share data)
Net sales	$2,501,012	$2,224,222	$2,110,316
Cost of sales	1,791,506	1,667,371	1,538,584

Gross profit	709,506	556,851	571,732
Operating expenses	519,678	451,407	421,244
General and administrative expenses	120,346	84,884	62,681
Loss on disposal of subsidiary	—	—	45,669

Operating income	69,482	20,560	42,138
Interest income	2,007	2,769	2,862
Interest expense	(27,436)	(23,385)	(22,756)

Income (loss) before equity loss in PETsMART.com, income tax expense, minority interest, extraordinary item, and cumulative effect of a change in accounting principle	44,053	(56)	22,244
Equity loss in PETsMART.com	—	(33,109)	(29,061)

Income (loss) before income tax expense, minority interest, extraordinary item, and cumulative effect of a change in accounting principle	44,053	(33,165)	(6,817)
Income tax expense	7,496	851	25,077

Income (loss) before minority interest, extraordinary item, and cumulative effect of a change in accounting principle	36,557	(34,016)	(31,894)
Minority interest in subsidiary loss	2,296	300	—

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	38,853	(33,716)	(31,894)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	714	2,812	—

Income (loss) before cumulative effect of a change in accounting principle	39,567	(30,904)	(31,894)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(528)

Net income (loss)	39,567	(30,904)	(32,422)
Other comprehensive income (loss), net of income tax expense (benefit):
Foreign currency translation adjustments	(357)	(1,144)	1,329

Comprehensive income (loss)	$39,210	$(32,048)	$(31,093)

Earnings (loss) per common share:
Basic and diluted:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.34	$(0.30)	$(0.28)
Extraordinary item, net of income tax expense	0.01	0.02	—
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—

Net income (loss)	$0.35	$(0.28)	$(0.28)

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Amounts

							Accumulated
	Shares						Other	Notes
				Additional	Deferred		Comprehensive	Receivable
	Common	Treasury	Common	Paid-in	Compen-	Accumulated	Income	from	Treasury
	Stock	Stock	Stock	Capital	sation	Deficit	(Loss)	Officers	Stock	Total

	(In thousands)
BALANCE AT JANUARY 31, 1999	116,461	—	$12	$394,799	$(2,503)	$(24,857)	$(2,633)	$—	$—	$364,818
Tax benefit from exercise of stock options				2,051						2,051
Issuance of common stock under stock incentive plans	785			3,258						3,258
Amortization of deferred compensation					600					600
Other comprehensive income, net of income tax:
Foreign currency translation adjustments, net of reclassification adjustment							1,329			1,329
Purchase of treasury stock, at cost		(5,550)							(25,210)	(25,210)
Net loss						(32,422)				(32,422)

BALANCE AT JANUARY 30, 2000	117,246	(5,550)	12	400,108	(1,903)	(57,279)	(1,304)	—	(25,210)	314,424
Tax benefit from exercise of stock options				3,300						3,300
Issuance of common stock under stock incentive plans	647			1,823						1,823
Amortization of deferred compensation, net of award reacquisitions and adjustments	(140)			(1,473)	1,240					(233)
Other comprehensive loss, net of income tax:
Foreign currency translation adjustments							(1,144)			(1,144)
Notes receivable issued to officers								(4,395)		(4,395)
Repayments of notes receivable issued to officers								76		76
Purchase of treasury stock, at cost		(800)							(2,368)	(2,368)
Net loss						(30,904)				(30,904)

BALANCE AT JANUARY 28, 2001	117,753	(6,350)	12	403,758	(663)	(88,183)	(2,448)	(4,319)	(27,578)	280,579
Tax benefit from exercise of stock options				172						172
Issuance of common stock under stock incentive plans	1,231			5,909						5,909
Amortization of deferred compensation, net of award reacquisitions and adjustments	(25)			(263)	367					104
Other comprehensive loss, net of income tax:
Foreign currency translation adjustments							(357)			(357)
Accrued interest on notes receivable issued to officers								(511)		(511)
Repayments of notes receivable issued to officers								343		343
Retirement of treasury stock	(6,350)	6,350	(1)	(27,577)					27,578	—
Net income						39,567				39,567

BALANCE AT FEBRUARY 3, 2002	112,609	—	$11	$381,999	$(296)	$(48,616)	$(2,805)	$(4,487)	$—	$325,806

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

	(In thousands)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$39,567	$(30,904)	$(32,422)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities —
Depreciation and amortization	58,709	44,943	40,540
Loss on disposal of property and equipment	5,796	1,738	283
Elimination of goodwill in PETsMART.com	8,575	—	—
Impairment charge and write-down of subsidiary assets	9,607	—	—
Loss on disposal of subsidiary	—	—	31,062
Equity loss in PETsMART.com	—	33,109	29,061
Minority interest in subsidiary	(2,296)	(300)	—
Extraordinary gain on early extinguishment of debt	(1,190)	(4,688)	—
Tax benefit from exercise of stock options	172	3,300	2,051
Deferred income taxes	(26,556)	(3,012)	27,851
Changes in assets and liabilities:
Receivables, net	13,665	8,286	(33,190)
Merchandise inventories	47,421	54,507	(67,752)
Prepaid expenses and other current assets	(10,904)	7,447	(8,408)
Other assets	(242)	(9,453)	(854)
Accounts payable	(37,651)	(357)	21,877
Accrued payroll and employee benefits	26,251	(5,210)	10,044
Accrued occupancy expenses	6,643	7,040	(678)
Accrued merger, business integration and restructuring costs	(1,465)	(5,643)	(9,420)
Other accrued expenses	48,397	8,335	(23,381)
Deferred rents and other liabilities	5,495	1,562	99

Net cash provided by (used in) operating activities	189,994	110,700	(13,237)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment	(105,104)	(44,860)	(60,308)
Purchases of property held for sale and leaseback	—	—	(518)
Investment in cost holdings	—	(2,863)	(1,217)
Investment in equity holdings	(741)	(21,334)	(29,061)
Purchase of controlling interest in PETsMART.com, net of cash of $6,202	—	2,366	—
Proceeds from sale of subsidiary	—	—	37,777
Proceeds from sales of property and equipment	28,481	3,819	586

Net cash used in investing activities	(77,364)	(62,872)	(52,741)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of common stock	5,909	1,823	3,258
Issuance of notes receivable from officers, net of repayments	(168)	(4,319)	—
Purchase of treasury stock	—	(2,368)	(25,210)
Borrowings from bank credit facility	171,200	414,000	51,500
Repayments of bank credit facility	(171,200)	(414,000)	(51,500)
Retirements of subordinated convertible notes	(6,382)	(13,630)	—
Payments on capital lease obligations	(12,733)	(15,549)	(13,503)
Decrease in bank overdraft	(3,806)	(9,740)	(13,100)
Payments of deferred financing fees	(2,280)	(1,461)	—

Net cash used in financing activities	(19,460)	(45,244)	(48,555)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	114	(255)	2,695

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	93,284	2,329	(111,838)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	43,827	41,498	153,336

CASH AND CASH EQUIVALENTS AT END OF YEAR	$137,111	$43,827	$41,498

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and its Significant Accounting Policies

Business

      PETsMART, Inc. and subsidiaries (the “Company” or “PETsMART”) is the leading provider of pet food, pet supplies, accessories and professional pet services throughout North America for the lifetime needs of pets. As of February 3, 2002, the Company operated 560 retail stores and, through its wholly owned subsidiary, PETsMART Direct (“Direct”), is also a leading mail order catalog retailer of equine products and riding supplies. The Company also owns a 100% interest in PETsMART.com, Inc. (“PETsMART.com”), a mail order catalog retailer of pet supplies as well as a leading e-commerce pet food and supply business. In January 2002, the Company acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9.5 million through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary. The Company offers a broad line of products for all the life stages of pets and is the nation’s largest provider of high-quality grooming and pet training services. Through its strategic relationship with Banfield, The Pet HospitalTM, PETsMART facilitates full-service veterinary care in approximately half its stores.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

      On December 20, 2000, the Company acquired a controlling interest in PETsMART.com, in which the Company held an equity ownership of approximately 46% prior to the closing of this transaction, and historically accounted for its investment under the equity method. As a result of this transaction, the Company assumed control and has accounted for the results of operations of PETsMART.com under the consolidation method of accounting for all subsequent periods (see Note 2).

      The Company consummated a sale of its United Kingdom (“UK”) subsidiary to an unrelated third party on December 15, 1999 (see Note 6). As a result of this transaction, the results of operations, excluding the related tax effects, for the UK subsidiary for fiscal 1999 prior to the transaction date, along with the transaction loss and related fees, are reflected in loss on disposal of subsidiary in the accompanying consolidated statements of operations.

Fiscal Year

      The Company’s fiscal year ends on the Sunday nearest January 31. Fiscal 2001 comprised 53 weeks, and fiscal 2000 and fiscal 1999 each comprised 52 weeks.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Policies related to estimates of sublease income, reserves against deferred tax assets, and estimated cash flows in analyses for impairment of long-lived assets and goodwill require significant estimates. Actual results could differ from those estimates.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

      Under the Company’s cash management system, a bank overdraft balance exists for the Company’s primary disbursement accounts. This overdraft represents uncleared checks in excess of cash balances in the related bank accounts. The Company’s funds are transferred on an as-needed basis to pay for clearing checks. As of February 3, 2002, and January 28, 2001, bank overdrafts of approximately $36,564,000 and $40,370,000, respectively, were included in accounts payable and bank overdraft in the accompanying consolidated balance sheets. The Company considers any liquid investments with an original maturity of three months or less to be cash equivalents.

Vendor Rebates and Promotions

      The Company receives income from certain merchandise suppliers in the form of rebates and promotions. Agreements are made with each individual supplier and income is earned as buying levels are met and/or cooperative advertising is placed. Rebate income is recorded as a reduction of cost of sales and cooperative promotional income is recorded as a reduction of operating expenses. The uncollected amounts of vendor rebate and promotional income remaining in receivables in the accompanying consolidated balance sheets as of February 3, 2002, and January 28, 2001 were approximately $2,754,000 and $6,768,000, respectively. The decrease in fiscal 2001 was due to the Company’s shift in purchasing arrangements with vendors to net pricing agreements.

Merchandise Inventories and Cost of Sales

      Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method based on moving average costs and includes certain procurement and distribution costs relating to the processing of merchandise. The Company maintains reserves for lower of cost or market, as well as shrinkage reserves.

      Total procurement and distribution costs charged to inventory during fiscal 2001, 2000, and 1999 were $126,784,000, $91,987,000, and $85,734,000, respectively. Procurement and distribution costs remaining in inventory as of February 3, 2002 and January 28, 2001 were $24,778,000 and $22,361,000, respectively.

Inventory Shrinkage Reserves

      PETsMART stores perform physical inventories once a year, and in between the physical inventories, the stores perform cycle counts on certain inventory items. The Company’s forward distribution centers and distribution centers perform cycle counts encompassing all inventory items every quarter. Therefore, as of a reporting period, there will be stores that will have certain inventory items that have not been counted. Due to the holiday season at the end of the fiscal year, the stores do not perform physical inventories during the last quarter of the fiscal year, but continue to perform cycle counts on certain inventory items. Therefore, as of each reporting period, the Company estimates the inventory shrinkage reserve for uninventoried sales based on a 3-year historical trend analysis by store. As of February 3, 2002 and January 28, 2001, approximately $9,147,000 and $8,069,000, respectively, was recorded for inventory shrinkage reserves.

Property and Equipment

      Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on buildings, furniture, fixtures and equipment, and computer software using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements and capital lease assets are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred. Property held for sale and leaseback, recorded at

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cost, consists of construction-in-progress for new store sites where a sale and leaseback transaction will be consummated upon completion of construction, and depreciation is not provided. New store furniture, fixtures and equipment held for sale and leaseback of $9,629,000 and $11,569,000 as of February 3, 2002, and January 28, 2001, respectively, was recorded in receivables in the accompanying consolidated balance sheets, and represent assets purchased that will be sold and leased back upon consummation of lease transactions as new stores open.

      The Company’s property and equipment is depreciated using the following estimated useful lives:

Buildings	39 years or term of lease
Furniture, fixtures, and equipment	3 - 7 years
Leasehold improvements	Remaining lease term
Computer software	3 - 5 years

Investments

      All investments in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s earnings or loss is included in consolidated operating results. Other investments, for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value, are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and as of February 3, 2002, and January 28, 2001, such investments were recorded at the lower of cost or estimated net realizable value.

Other Assets

      Other assets include goodwill and deferred financing fees. Goodwill of $13,209,000 and $13,487,000 as of February 3, 2002, and January 28, 2001, respectively, net of accumulated amortization of $6,510,000 and $5,200,000, respectively, represents the excess of the cost of acquired businesses over the fair market value of their net assets. In the second quarter of fiscal 2001, the Company eliminated net goodwill of $8,575,000 associated with the increase in ownership of PETsMART.com (see Note 2). The goodwill was eliminated in connection with the reversal of the valuation allowance against deferred tax assets and is discussed under Income Taxes (see Note 8). In January 2002, the Company acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9,500,000, and eliminated the minority interest balance of $604,000. The net amount of $8,896,000 was recorded in goodwill and will not be amortized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets are being amortized using the straight-line method over a period of fifteen years.

      Deferred financing fees represents costs incurred in connection with the issuance of the 6 3/4% Subordinated Convertible Notes due 2004 (the “Notes”) and bank credit facilities (see Notes 11 and 12). As of February 3, 2002, and January 28, 2001, deferred financing fees were approximately $3,963,000 and $4,560,000, respectively, net of accumulated amortization. The Company is amortizing these costs on a basis that approximates the interest method over the expected term of the related debt.

Impairment of Long-Lived Assets and Goodwill

      Long-lived assets and enterprise goodwill are reviewed for impairment, based on undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If this review indicates that the carrying amount of the long-lived assets and goodwill is not recoverable, the Company will recognize an impairment loss, measured by the future discounted

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flow method or market appraisals. As a result of continued losses incurred at its PETsMART Direct subsidiary, and an analysis of the current business model, the Company performed an impairment analysis in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” The analysis indicated an impairment of $6,927,000 associated with PETsMART Direct’s building, fixtures, equipment, goodwill, and software, which was recorded in general and administrative expenses (see Note 7). The fair value of such assets was determined based on market appraisals and analysis of expected future discounted cash flows. During fiscal 2000 and 1999, no impairment losses were recorded.

Insurance Liabilities and Reserves

      The Company maintains standard property and casualty insurance on all of its stores, product liability insurance covering the sale of live pets, and worker compensation insurance. Property insurance covers approximately $1.3 billion in buildings and contents, including furniture and fixtures, leasehold improvements and inventory. Under the Company’s casualty and workers compensation insurance policies, we retain the initial risk of loss of $250,000 for each policy per occurrence. We establish reserves for losses based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses for which claims have been incurred but not yet been reported. Loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. As of February 3, 2002 and January 28, 2001, the Company has approximately $16,800,000 and $12,926,000, respectively, in reserves related to casualty and workers compensation insurance policies, which was recorded in other accrued expenses.

Income Taxes

      Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company’s management, it is more likely than not that such assets will not be realized. In the second quarter of fiscal 2001, the Company reversed valuation allowances on deferred tax assets of $18,885,000 associated with the increase in ownership of PETsMART.com (see Note 2). The impact of the reversed valuation allowances was included in income tax expense net of the reduction of goodwill discussed above under Other Assets.

Revenue Recognition

      The Company records revenue at the point of sale for retail stores and at the time of shipment for catalog and electronic commerce sales. Outbound shipping charges are included in net sales when the products are shipped for catalog and electronic commerce sales. The Company records an allowance for estimated returns in the period of sale.

Advertising

      The Company charges advertising costs to expense as incurred, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit, and classifies advertising costs within operating expenses. Total advertising expenditures, including direct response advertising, were $80,247,000, $64,675,000, and $76,208,000 for fiscal 2001, 2000, and 1999, respectively. Direct response advertising consists primarily of product catalogs developed by the Company’s mail order subsidiaries. The capitalized costs of the direct response advertising are amortized over the six-month to one-year period following the mailing of the respective catalog. As of February 3, 2002, and January 28, 2001, $2,648,000 and $3,839,000, respectively, of direct response advertising was included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reserve for Closed Stores

      The Company continuously evaluates the performance of its retail stores and periodically closes those which are underperforming. The Company establishes reserves for future rental payments on closed stores and terminated subleases, and classifies these costs in general and administrative expenses (see Note 7). The costs for future rental payments associated with closed stores are calculated using the net present value method, at a risk-free interest rate, over the remaining life of the lease, net of expected sublease income. Judgment is used to estimate the underlying real estate market related to the expected sublease income, and the Company can make no assurances that additional charges will not be required based on the changing real estate environment. As of February 3, 2002 and January 28, 2001, approximately $12,319,000 and $4,840,000, respectively, was recorded for closed store reserves.

Foreign Currency Translation and Transactions

      The local currency has been used as the functional currency in both the United Kingdom and Canada. The assets and liabilities denominated in foreign currency are translated into United States dollars at the current rate of exchange at year-end and revenues and expenses are translated at the average exchange rate for the year. The translation gains and losses are included as a separate component of other comprehensive loss. Transaction gains and losses included in net income (loss) are not material. During 1999, the Company reclassified $1,366,000 of foreign currency translation gains to income related to the sale of the United Kingdom subsidiary that is included in loss on disposal of subsidiary in the accompanying consolidated statements of operations.

     Comprehensive Income

      The income tax (benefit) expense related to the foreign currency translation adjustment, which was the only component of comprehensive income, was approximately $(210,000), $(763,000), and $925,000 for fiscal 2001, 2000, and 1999, respectively.

     Earnings Per Share

      Basic earnings per share are computed by dividing net income or loss by the weighted average of common shares outstanding during each period. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period after adjusting for dilutive stock options and dilutive common shares assumed to be issued on conversion of the Company’s Subordinated Convertible Notes.

     Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-based Compensation”, (“SFAS 123”), the Company applies the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, in recording compensation expense for grants of equity instruments to employees (see Note 14).

     Financial Instruments

      The Company’s financial instruments consist primarily of cash and cash equivalents and Subordinated Convertible Notes. These balances, as presented in the consolidated financial statements at February 3, 2002, and January 28, 2001, approximate their fair value, except for the Subordinated Convertible Notes whose fair market value at February 3, 2002, and January 28, 2001 approximated $222,080,000 and $130,500,000, respectively, based upon information provided by a broker dealer that makes a market in the Company’s Subordinated Convertible Notes. During February and March 2002, the entire balance of the

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subordinated Convertible Notes was retired for approximately $275,000 in cash and approximately 19,800,000 common shares (see Note 16).

     Change In Accounting Principle

      In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” (“SOP 98-5”), which requires costs of start-up activities, including organization costs and preopening costs, to be expensed as incurred. The Company adopted SOP 98-5 at the beginning of fiscal 1999. Prior to its adoption of SOP 98-5, the Company expensed its store preopening costs in the month in which the store opened. The charge against earnings during fiscal 1999 related to this change in accounting principle was $888,000, before taxes, and was recorded as a cumulative effect of a change in accounting principle.

     Recently Issued Accounting Pronouncements

      Effective January 29, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivative instruments in the balance sheet at fair value. Changes in the fair value of derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the underlying exposure, changes in fair value are either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The adoption of SFAS No. 133 had no impact on the Company’s financial position and results of operations.

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. Under SFAS No. 142, amortization of goodwill and intangibles without a finite life ceases when the new standard is adopted. The new rule also requires impairment tests on an annual or interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company will adopt the standard beginning fiscal 2002. Once adopted, goodwill amortization of approximately $504,000 on an annualized basis will cease. The Company has not yet determined the financial statement impact that may result from the adoption of this statement. See Note 19 for proforma information excluding such goodwill amortization.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and amends Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The new rules apply to the classification and impairment analyses conducted on long-lived assets other than certain intangible assets, resolve existing conflicting treatment on the impairment of long-lived assets and provide implementation guidance regarding impairment calculations. SFAS No. 144 also expands the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations in a disposal transaction. The Company will adopt the standard in fiscal 2002, and does not expect that the adoption will have a significant impact on the Company’s financial position and results of operations.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reclassifications

      For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 — Acquisition of Controlling Interest in PETsMART.com

      During fiscal 1999, the Company invested cash and assets and incurred transaction fees totaling $29,061,000 in exchange for 8,287,135 shares of convertible voting preferred stock in PETsMART.com, a corporate joint venture that began operations as an e-commerce pet product retailer in June 1999. In addition, the Company formed a strategic alliance to provide certain marketing, merchandising, procurement, distribution and fulfillment operations for PETsMART.com through Direct. Direct fulfills orders for PETsMART.com and is reimbursed for the cost of product transferred to PETsMART.com, fulfillment and for support services provided, which is calculated using an activity-based costing method. The Company’s investment in the voting preferred stock of PETsMART.com is convertible at the Company’s option into common stock and has voting rights on an as-converted basis. The Company accounted for its investment using the equity method in accordance with APB No. 18 and recognized its share of the losses in PETsMART.com through the acquisition of a controlling interest in PETsMART.com on December 20, 2000 (the “Transaction”), as further discussed below. At January 30, 2000, the Company’s investment represented 49.6% of the outstanding voting shares on an as-converted basis and had been reduced to zero as a result of the Company’s recognition of its share of equity losses of PETsMART.com. Amounts due from PETsMART.com at January 30, 2000 of $7,381,000 are included within receivables in the accompanying consolidated balance sheets.

      The Company participated in additional rounds of equity financing in fiscal 2000, culminating with the acquisition of a controlling interest of PETsMART.com on December 20, 2000 (the “Transaction Date”). Prior to the Transaction Date, the Company invested $21,334,000 in cash for 1,361,027 shares of common stock, 4,575,627 shares of convertible voting preferred stock and warrants to purchase 3,211,991 shares of convertible voting preferred stock and held an equity ownership of approximately 46%. Through the Transaction Date, the Company recognized $33,109,000 in equity losses exceeding the Company’s investment by $11,775,000. The losses recognized in excess of the Company’s investment were a direct result of (1) the Company’s decision to provide extended trade terms to PETsMART.com for product sales, fulfillment, and service charges, and (2) the approval in November 2000 by the Board of Directors for both the Company and PETsMART.com to allow the Company to acquire a controlling interest in PETsMART.com.

      Under the terms of the Transaction, total consideration of $33,955,000 (including transaction costs of $870,000), consisted of $29,249,000 paid to PETsMART.com and $3,836,000 paid to employees and other shareholders to acquire 3,815,392 shares of common stock and 510,297 shares of convertible voting preferred stock. The Company received 87,937,000 shares of newly issued PETsMART.com convertible voting Series F Preferred Stock in exchange for $10,000,000 in cash, a promissory note for $10,000,000, and the Company’s pet catalog business with net assets with a book value of approximately $9,249,000 (consisting of approximately $6,260,000 of merchandise inventories and approximately $2,989,000 of other current assets), to form an integrated direct marketing subsidiary. As a result of the Transaction, the Company increased its voting ownership percentage to approximately 81.7% and accounted for the results of operations of PETsMART.com under the consolidation method of accounting for all subsequent periods. The Company accounted for the Transaction as a step acquisition and allocated approximately $7,904,000 for the excess of the consideration paid over the underlying net assets acquired to goodwill.

      In June 2001, the Company purchased 1,020,789 shares of convertible voting preferred stock from minority shareholders for approximately $741,000, which increased its voting ownership to a requisite percentage for income tax reporting purposes that will allow the Company to utilize a portion of

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PETsMART.com’s net operating loss carryforwards. As a result, in the second quarter of fiscal 2001, the Company reversed valuation allowances of deferred tax assets of $18,885,000, eliminated the net goodwill of $8,575,000 and recorded a tax benefit of $10,310,000. In January 2002, the Company acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9,500,000 through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary. The balance of the minority interest as of February 3, 2002 was $604,000. The additional investment and the minority interest represented a net amount of $8,896,000 which was recorded as goodwill in fiscal 2001. The Pasadena, California-based operations will move its administrative functions to the Company’s office in Phoenix, Arizona during fiscal 2002.

      The minority interest in PETsMART.com held by the Company during fiscal 2000 and 2001, consisted primarily of convertible voting preferred stock, which was convertible at fixed conversion rates into common stock of PETsMART.com at the holder’s option. The holder was entitled to receive non-cumulative dividends when, and if declared by PETsMART.com’s Board of Directors at a rate of 8% of the respective issuance price per share per annum. No dividends were declared or paid by PETsMART.com. The minority interest in the losses of PETsMART.com for fiscal 2001 and 2000 (recognized from the Transaction Date to January 28, 2001) was approximately $2,296,000 and $300,000, respectively, and has been included in the accompanying consolidated statements of operations.

      The following unaudited pro forma financial information for the Company gives effect to the Transaction including its impact upon amortization expense and the related income tax effects and the inclusion of the net operating losses recognized by PETsMART.com in the consolidated income tax return of the Company, as if the Transaction had occurred at the beginning of the periods presented (in thousands, except per share data):

	Fiscal Year Ended

	January 28,	January 30,
	2001	2000

Net sales	$2,248,554	$2,123,960
Loss before extraordinary item and cumulative effect of a change in accounting principle	(28,357)	(29,427)
Loss per share before extraordinary item and cumulative effect of a change in accounting principle	$(0.25)	$(0.26)

      The pro forma results have been prepared for comparative purposes only and do not purport to represent what the Company’s actual results of operations would have been had the transaction occurred at the beginning of the periods presented and are not intended to be a projection of future results or trends.

Note 3 — Investments

      The Company has an investment in MMI Holdings, Inc. (“MMIH”), a provider of veterinary and other pet related services. MMIH, through a wholly-owned subsidiary, Medical Management International, Inc., (“MMI”), operates full-service veterinary hospitals and wellness hospitals inside approximately half of the PETsMART stores, under the name Banfield, The Pet HospitalTM, and a limited number of other locations which are not affiliated with PETsMART. The Company’s investment consists of common and convertible preferred stock. The Company’s ownership interest in the voting common and convertible preferred stock of MMIH as of February 3, 2002, and January 28, 2001 was approximately 19% and 20%, respectively, or $5,378,000 at cost. At February 3, 2002, and January 28, 2001, the Company owned approximately 36% in the combined voting and non-voting stock of MMIH. The Company accounts for its investment using the cost method, as the Company lacks the ability to exercise significant influence over MMIH’s operating and financial policies. During fiscal 1999, the Company transferred assets of PETsMART Veterinary Services, Inc. (“PVS”), a wholly owned subsidiary of the Company, to MMIH in

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange for an additional equity investment of 4,821,679 shares or $25,424,000 of non-voting convertible preferred stock in MMIH. In fiscal 2000, the Company made an additional equity investment in MMIH of 163,158 shares or $1,571,000 of non-voting convertible preferred stock and certain other contractual payments related to the transfer of assets. In fiscal 2001, the Company exchanged 190,000 shares of Class A voting stock for 190,000 shares of Class B non-voting stock. As of February 3, 2002, the total equity investment in non-voting convertible preferred stock was 5,174,837 shares or $26,995,000. The voting convertible preferred stock may be converted into common stock at any time, at the option of the holder. The non-voting convertible preferred stock is convertible into common stock upon the earlier of June 1, 2011 or an acquisition of MMIH. Prior to the transfer of PVS to MMIH in July 1999, revenues related to PVS were approximately $27,289,000 in fiscal 1999, and were recorded in net sales in the accompanying consolidated statements of operations.

      The Company receives licensing fees from MMI for the space in the Company’s retail stores occupied by veterinary services, which is recorded as income from leased departments within cost of sales in the accompanying consolidated statements of operations. Licensing fees are determined by fixed costs per square foot, adjusted for the number of days the hospitals are open and sales volumes achieved. Income of approximately $6,727,000, $6,853,000 and $7,361,000 was recognized during fiscal years 2001, 2000, and 1999, respectively. Additionally, licensing fees receivable from MMI totaled $2,182,000 and $2,061,000 at February 3, 2002, and January 28, 2001, respectively, and were included in receivables in the accompanying consolidated balance sheets.

Note 4 — Property and Equipment

      Property and equipment consists of the following (in thousands):

	February 3,	January 28,
	2002	2001

Property held for sale and leaseback	$—	$2,195
Land	691	3,377
Buildings	8,965	11,535
Furniture, fixtures and equipment	167,636	131,309
Leasehold improvements	174,000	150,525
Computer software	34,101	30,456
Buildings, equipment, and computer software under capital leases	255,256	147,326

	640,649	476,723
Less: accumulated depreciation and amortization	251,091	201,395

	389,558	275,328
Construction in progress	5,277	3,525

	$394,835	$278,853

      Accumulated amortization of equipment, computer software and buildings under capital leases approximated $87,997,000 and $75,484,000 as of February 3, 2002 and January 28, 2001, respectively. In fiscal 2001, the Company entered into sale-leaseback transactions for one distribution center and twenty-six stores, resulting in the addition to capital leases of $107,930,000.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interest costs incurred and interest capitalized on construction in progress is as follows (in thousands):

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

Interest costs incurred	$27,436	$23,443	$24,509
Less: interest costs capitalized	—	58	1,753

Interest expense	$27,436	$23,385	$22,756

Note 5 — Notes Receivable from Officers

      During fiscal 2000, the Company provided loans to certain officers to be used only for the purpose of purchasing shares of the Company’s common stock on the open market. These loans mature five years after issuance and accrue interest at 7.75% per annum, with principal and interest due at maturity. The officers are required to hold the common stock for a minimum of 12 to 18 months. The loans are collateralized by the Company’s common stock purchased by the officers. The loans are full recourse and must be repaid in full, including accrued interest, upon the earlier of the scheduled maturity date or an event of default, including among others, sale of the underlying common stock or the officer’s termination of employment. As of February 3, 2002, and January 28, 2001, notes receivable and accrued interest due from officers was $4,487,000 and $4,319,000, respectively.

Note 6 — Loss on Disposal of Subsidiary

      The Company consummated the sale of its United Kingdom subsidiary (the “UK Transaction”) to an unrelated third party on December 15, 1999. The UK Transaction was structured as a stock sale. The Company sold 100% of the stock in its subsidiary in exchange for approximately $48,855,000 less debt of approximately $7,038,000, resulting in net cash proceeds of approximately $41,817,000. In connection with the UK Transaction, the Company recorded a net loss of $31,062,000, including $23,605,000 related to the excess of net book value over cash consideration and transaction fees of approximately $7,457,000. Additionally, the Company has reflected the subsidiary’s $14,607,000 loss from operations, excluding the related tax effects, for fiscal 1999 through the date of the U.K. Transaction, in loss on disposal of subsidiary in the accompanying consolidated statements of operations.

Note 7 — Special Charges

     Store Closure Reserves

      Since 1996, the Company has incurred costs related to merger, integration, store closure, and other business restructuring costs in connection with certain acquisitions. As of February 3, 2002, and January 28, 2001, the reserve balances of $2,579,000 and $4,822,000, respectively, relate to the liability associated with the closed stores, and the related store and equipment lease termination costs.

      Charges totaling approximately $13,452,000 and $2,710,000 were recorded in fiscal 2001 and 2000, respectively, for future rental payments on closed stores and terminated subleases. The costs for future rental payments associated with closed stores were calculated using the net present value method, at a risk-free interest rate, over the remaining life of the lease, net of expected sublease income. Approximately $2,931,000 of these charges in fiscal 2001 was to increase previously established restructuring reserves, as discussed above. The charges were recorded in general and administrative expenses. The Company can make no assurances that additional charges related to these closed stores will not be required based on the changing real estate environment.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reorganization of PETsMART Direct and PETsMART.com

      During the fourth quarter of fiscal 2001, the Company approved a plan to move administrative functions, during fiscal 2002, of PETsMART Direct to our administrative office located in Phoenix, Arizona. PETsMART Direct will have, among other functions, the merchandising, human resource, and finance operations provided by the personnel in Arizona under a shared services arrangement. The PETsMART Direct, Brockport, New York, facility will continue to handle warehousing and fulfillment for the pet and equine catalogs, e-commerce sites, and in-store State Line Tack departments, and will manage customer service for all direct marketing operations. As a result of the reorganization of these functions, the Company will eliminate 44 positions and has recorded severance charges of approximately $431,000. Also as part of the plan, the Company closed 5 PetWise retail stores and recorded a reserve of approximately $698,000 for the remaining lease obligations, and wrote off certain fixed assets. The Company also sold a subsidiary of PETsMART Direct for approximately $800,000, which resulted in a loss of approximately $906,000. Included in the loss on sale of subsidiary is a $400,000 reserve against a note received as part of the purchase price, which is classified in long-term other assets, and is not part of the restructure reserve liability.

      In January 2002, the Company acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9,500,000 through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary. The Pasadena, California-based operations will move its administrative functions to the Company’s office in Phoenix, Arizona during fiscal 2002. As a result of the reorganization of these functions, the Company will eliminate 46 positions and has recorded severance charges of approximately $979,000. The Company has also recorded a reserve of $80,000 for the remaining lease obligations associated with the PETsMART.com office space in Pasadena, California.

      The activity related to the 1996 closed store reserve, as well as the remaining lease obligations for closed stores and office associated with the PETsMART Direct and PETsMART.com reorganization was as follows (in thousands):

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

Opening balance	$4,822	$10,410	$19,833
Charges — 1996 closed stores	2,931	—	—
Charges — reorganization	778	—	—
Cash payments	(5,174)	(5,588)	(9,423)

Ending balance	$3,357	$4,822	$10,410

      The activity related to the loss on sale of subsidiary, fixed asset write downs, and severance associated with the reorganization of PETsMART Direct and PETsMART.com was as follows (in thousands):

	January 28,		Cash	Non-cash	February 3,
	2001	Charges	Payments	Activity	2002

Loss on sale of subsidiary	$—	$506	$—	$(506)	$—
Fixed asset write downs	—	580	—	(580)	—
Severance	—	1,410	—	—	1,410

	$—	$2,496	$—	$(1,086)	$1,410

      Accrued severance was classified as a component of other accrued expenses.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Impairment of Long-Lived Assets and Asset Write-Downs

      During fiscal 2001, the Company recorded an impairment charge of approximately $6,927,000, a write-down of inventory of approximately $2,100,000, and a charge of approximately $720,000 for other asset write-downs and reserves.

      As a result of continued losses incurred at its PETsMART Direct subsidiary, and an analysis of the current business model, the Company performed an impairment analysis in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of”. The analysis indicated an impairment of $6,927,000 associated with PETsMART Direct’s building, fixtures, equipment, software, and goodwill, which was recorded in general and administrative expenses. The fair value of such assets was determined based on market appraisals and analysis of expected future discounted cash flows. Also in fiscal 2001, the Company analyzed the inventory at PETsMART Direct and decided to discount or dispose of certain items, resulting in a $2,100,000 charge to cost of sales to record the inventory at its net realizable value. The Company can make no assurances that additional charges will not be required based on continued evaluation of the PETsMART Direct business model.

Note 8 — Income Taxes

      Income (loss) before income tax expense (benefit), minority interest, extraordinary item, and cumulative effect of a change in accounting principle is as follows (in thousands):

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

United States	$41,863	$(32,964)	$10,828
Foreign	2,190	(201)	(17,645)

	$44,053	$(33,165)	$(6,817)

      The income tax expense (benefit) before minority interest, extraordinary item, and cumulative effect of a change in accounting principle consists of the following (in thousands):

	Fiscal Year Ended

	February 3,	January 28,	January 30,
	2002	2001	2000

Current provision (benefit):
Federal	$29,719	$1,874	$(3,555)
State	4,333	1,989	781

	34,052	3,863	(2,774)

Deferred provision (benefit):
Federal	(26,625)	1,409	29,941
State	(2,426)	(4,117)	3,392
Foreign	2,495	(304)	(5,482)

	(26,556)	(3,012)	27,851

Income tax expense	$7,496	$851	$25,077

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate before minority interest, extraordinary item, and cumulative effect of a change in accounting principle is as follows (dollars in thousands):

	Fiscal Year Ended

	February 3, 2002		January 28, 2001		January 30, 2000

	Dollars	%	Dollars	%	Dollars	%

Provision at federal statutory tax rate	$15,419	35.0%	$(11,608)	(35.0)%	$(2,386)	(35.0)%
State income taxes, net of federal income tax benefit	1,239	2.8	(1,383)	(4.2)	3,152	46.2
Foreign taxes	38	.1	(233)	(0.7)	804	11.8
Tax in excess of financial reporting loss on disposition of subsidiary, net of accrual adjustments	—	—	—	—	(5,000)	(73.3)
Enacted change in foreign income tax rate	1,185	2.7	—	—	—	—
Non-deductible corporate joint venture losses	—	—	11,588	34.9	10,171	149.2
Change in valuation allowance	(10,923)	(24.8)	1,540	4.6	17,987	263.9
Other	538	1.2	947	3.0	349	5.1

	$7,496	17.0%	$851	2.6%	$25,077	367.9%

      The Company recorded deferred income tax assets (liabilities) in the following financial statement line items in the accompanying consolidated balance sheets (in thousands):

	February 3,	January 28,
	2002	2001

Prepaid expenses and other current assets	$15,716	$9,836
Deferred income taxes	23,806	6,828
Deferred rents and other liabilities	—	(3,908)

Net deferred income tax asset	$39,522	$12,756

      The components of the net deferred income tax assets (liabilities) included in the accompanying consolidated balance sheets are as follows (in thousands):

	February 3,	January 28,
	2002	2001

Deferred income tax assets:
Deferred rents	$7,865	$7,400
Reserve for closed stores	2,434	1,971
Miscellaneous reserves and accruals	1,691	—
Employee benefit expense	4,950	4,406
Depreciation	949	—
Inventory reserve	—	680
Net operating loss carryforwards	42,010	42,650

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	February 3,	January 28,
	2002	2001

Capital loss carryforwards	50,385	53,322
Income tax credits	497	1,688
Other	4,075	707

Total deferred income tax assets	114,856	112,824
Valuation allowance	(70,245)	(92,335)

Net deferred income tax assets	44,611	20,489
Deferred income tax liabilities:
Depreciation and amortization	—	(3,012)
Inventory reserve	(2,005)	—
Inventory uniform capitalization	(3,084)	(4,721)

Total deferred income tax liabilities	(5,089)	(7,733)

Net deferred income tax assets	$39,522	$12,756

      During fiscal 2001, there was a net decrease of approximately $1,185,000 in the deferred tax asset due to a statutory reduction in the Canadian corporate tax rate.

      The Company records a valuation allowance on the deferred income tax assets to reduce the total to an amount that management believes is more likely than not to be realized. The valuation allowances at February 3, 2002, and January 28, 2001 are based upon the Company’s estimates of the future realization of deferred income tax assets. Valuation allowances at February 3, 2002 and January 28, 2001 were principally to offset certain deferred income tax assets for operating and capital loss carryforwards. The change in the valuation allowance during fiscal 2001 did not provide a complete income statement benefit due primarily to the portion of the benefit associated with the PETsMART.com net operating loss carryforwards that eliminated the remaining goodwill associated with the Transaction.

      As of February 3, 2002, the Company had, for income tax reporting purposes, federal net operating loss carryforwards of approximately $97,812,000 which expire in varying amounts between 2019 and 2020, foreign net operating loss carryforwards of approximately $6,611,000 which expire in varying amounts between 2002 and 2008, state net operating loss carryforwards of approximately $183,723,000 which expire in varying amounts between 2002 and 2019, and capital loss carryforwards of approximately $128,280,000 to offset future capital gains, if any, which expire in 2004. No deferred tax asset has been recorded for approximately $4,519,000 of the foreign net operating loss carryforwards as it is anticipated that any benefit associated with their utilization would be offset by United States residual tax. The federal net operating loss carryforwards are subject to certain limitations on their utilization pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, and similar limitations apply to certain state net operating loss carryforwards under state tax laws.

      In June 2001, the Company increased its voting ownership in PETsMART.com to the requisite percentage for income tax reporting purposes that will allow the Company to utilize a portion of PETsMART.com’s net operating loss carryforwards. As a result, the Company reversed previously established valuation allowances of approximately $18,885,000, eliminated the remaining goodwill associated with the Transaction, and recorded a tax benefit of $10,310,000. Effective fiscal 2001, losses from PETsMART.com are included in the Company’s consolidated federal income tax return.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Earnings Per Share

      Basic earnings per share are computed by dividing net income or loss by the weighted average of common shares outstanding during each period. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period after adjusting for dilutive stock options and dilutive common shares assumed to be issued on conversion of the Company’s Notes.

      A reconciliation of the basic and diluted per share computations for fiscal 2001, 2000, and 1999 is as follows (in thousands, except per share data):

	Fiscal Year Ended

	February 3, 2002			January 28, 2001			January 30, 2000

		Weighted	Per		Weighted	Per		Weighted	Per
		Average	Share	Income	Average	Share		Average	Share
	Income	Shares	Amount	(loss)	Shares	Amount	Loss	Shares	Amount

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$38,853	112,006	$0.34	$(33,716)	111,351	$(0.30)	$(31,894)	114,940	$(0.28)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	714	112,006	0.01	2,812	111,351	0.02	—	—	—
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—	—	—	—	(528)	114,940	—

Net income (loss) per common share — basic	39,567	112,006	0.35	(30,904)	111,351	(0.28)	(32,422)	114,940	(0.28)
Effect of dilutive securities:
Options	—	2,061	—	—	—	—	—	—	—

Net income (loss) per common share — diluted	$39,567	114,067	$0.35	$(30,904)	111,351	$(0.28)	$(32,422)	114,940	$(0.28)

      As of February 3, 2002, no shares of common stock had been issued upon conversion of the Notes issued in November 1997 (see Note 11). During February and March 2002, the entire balance of the Notes were retired for approximately $275,000 in cash and approximately 19,800,000 shares of common stock (see Note 16). These shares were not included in the calculation of diluted earnings per share for fiscal 2001, 2000, or 1999 due to the anti-dilutive effect they would have on earnings (loss) per share if converted.

      Due to the Company’s loss in fiscal 2000 and 1999, a calculation of diluted earnings per share is not required. In fiscal 2001, options to purchase approximately 2,616,000 shares of common stock were outstanding but not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of common shares. In fiscal 2000 and 1999, potentially

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dilutive securities consisted of options convertible into approximately 125,000 and 400,000 shares of common stock, respectively.

Note 10 — Employee Benefit Plan

      The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees that meet certain service requirements. The Company matches employee contributions, up to specified percentages of those contributions, as approved by the Board of Directors. During fiscal 2001, 2000, and 1999 the Company recognized expense related to matching contributions under the 401(k) Plan of $2,139,000, $1,585,000, and $1,727,000, respectively.

Note 11 — Subordinated Convertible Notes

      In November 1997, the Company sold $200,000,000 aggregate principal amount of 6 3/4% Subordinated Convertible Notes due 2004. The remaining principle outstanding as of February 3, 2002 was $173,500,000. The outstanding Notes are convertible into the Company’s common stock at any time prior to maturity at a conversion price of $8.75 per share, subject to adjustment under certain conditions. During February and March 2002, the entire outstanding balance of the Notes were retired for approximately $275,000 in cash and approximately 19,800,000 shares of common stock (see Note 16).

      During fiscal 2001, the Company repurchased and retired Notes with a face value of $7,750,000 at a discounted price of $6,382,000. In connection with the repurchase of the Notes, the related portion of the unamortized deferred financing costs of $178,000 was written off and included in the determination of the extraordinary gain on early extinguishment of debt. The Company recognized an extraordinary gain of approximately $714,000, net of related income taxes of approximately $476,000.

      During fiscal 2000, the Company repurchased and retired Notes with a face value of $18,750,000 at a discounted price of $13,630,000. As a result, the Company recognized an extraordinary gain of approximately $2,812,000, net of related income taxes of approximately $1,876,000 and the write-off of the related portion of the unamortized deferred financing costs of approximately $432,000.

Note 12 — Financing Arrangements

     Bank Credit Facility

      On April 30, 2001, the Company entered into a new credit arrangement with a financial institution providing for borrowings of up to $250,000,000, including a sublimit of up to $150,000,000 for letters of credit and expiring on April 30, 2004. Borrowings and letter of credit issuances under the facility are subject to a borrowing base and bear interest, at the Company’s option, at either a bank’s prime rate plus 0.25% to 0.75% or LIBOR plus 1.75% to 2.25%, at our option. The arrangement is secured by substantially all personal property assets of the Company and its domestic subsidiaries and certain real property of the Company. This credit arrangement replaced the Company’s prior revolving credit arrangement. At February 3, 2002, there were no borrowings outstanding on this credit arrangement.

     Operating and Capital Leases

      The Company leases substantially all of its stores, distribution centers, corporate offices, and certain equipment under noncancelable operating leases, expiring at various dates through 2021. The Company has the option to extend the terms of the leases for periods ranging from 5 to 20 years. Certain leases require payment of property taxes, utilities, common area maintenance, insurance, and additional rents based on a percentage of sales. No additional rent payments were required during fiscal 2001, 2000, or 1999. In addition, certain leases provide for variable rent payments based on prevailing interest rates. Total

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating lease rent expense incurred, net of sublease income, during fiscal 2001, 2000 and 1999 was $195,107,000, $184,317,000, and $174,165,000, respectively.

      The Company has entered into sale and leaseback transactions for several of its store locations, which included buildings and underlying land. Such assets are sold at cost and are leased back at terms similar to those of other leased stores. The Company also leases certain fixtures and equipment, computer hardware and software under capital leases.

      At February 3, 2002, the future minimum annual rental commitments under all noncancelable leases were as follows (in thousands):

	Operating	Capital
	leases	leases

2002	$157,049	$28,095
2003	148,752	21,230
2004	175,071	19,170
2005	139,468	18,527
2006	135,614	18,648
Thereafter	931,631	248,455

Total minimum rental commitments	$1,687,585	354,125

Less: amounts representing interest		186,238

Present value of obligations		167,887
Less: current portion		11,699

Long-term obligations		$156,188

      The payment schedule above for operating leases is shown net of sublease income. Sublease income for operating and capital leases is as follows: 2002, $2,799,000; 2003, $2,601,000; 2004, $2,413,000; 2005, $2,455,000; 2006, $2,506,000, and thereafter, $16,119,000.

      The Company receives licensing fees from MMI for the space in the Company’s retail stores occupied by veterinary services, which is recorded as income from leased departments within cost of sales in the accompanying consolidated statements of operations. Licensing fees are determined by fixed costs per square foot, adjusted for the number of days the hospitals are open and sales volumes achieved. Income of approximately $6,727,000, $6,853,000 and $7,361,000 was recognized during fiscal years 2001, 2000, and 1999, respectively. Additionally, licensing fees receivable from MMI totaled $2,182,000 and $2,061,000 as of February 3, 2002, and January 28, 2001, respectively, and was included in receivables in the accompanying consolidated balance sheets.

     Structured Lease Facilities

      The Company has entered into lease agreements for certain stores as part of structured lease financing. The structured lease financing facilities provided a special purpose entity, not affiliated with the Company, with the necessary financing to complete the acquisition and construction of new stores. Once construction has been completed, another special purpose entity, also not affiliated with the Company, leases the completed stores to the Company for a five-year term. After the five-year term has expired, the Company is required to payoff the balance of the financing, provide for the sale of the properties to a third party, or pay a guaranteed residual amount. During fiscal 2001, two leasing terms expired, and as a result, the Company paid the financing remaining on one distribution center and twenty-six stores, and concurrently sold these properties to a third party and entered into lease agreements with expiration dates

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through 2021. The Company has one outstanding special purpose entity lease remaining as of February 3, 2002 that encompasses nine stores, and included in the operating leases for 2004 is the final payment of approximately $27,922,000. The lease is supported by a letter of credit issued under our revolving credit facility, which contains certain terms with which we must comply. There are no substantive financial covenants associated with the credit facility.

      The Financial Accounting Standards Board is currently deliberating the issuance of an interpretation of Statement of Financial Accounting Standards No. 94, “Consolidation of All Majority-Owned Subsidiaries” to provide additional guidance to assist companies in identifying and accounting for special purpose entities, including when special purpose entities should be consolidated by the investor or beneficiary. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of a special purpose entity unless the special purpose entity can meet certain substantive independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of the remaining lease.

Note 13 — Commitments and Contingencies

      On January 16, 2001, certain former stockholders of Pet City Holdings, a U.K. corporation, including Richard Northcott, who was a PETsMART board member from December 1996 to September 1997, filed two complaints, one in federal court and one in state court, seeking damages against PETsMART and certain of its former or current officers and directors. These plaintiffs subsequently dismissed the state court complaint, prior to the issuance of any rulings on the merits, and added the claims from the state complaint to a consolidated federal complaint. The consolidated complaint relates to the 1996 acquisition of Pet City by PETsMART. Plaintiffs allege misrepresentations or omissions that misled the shareholders of Pet City concerning PETsMART’s business, financial status, and prospects. Plaintiffs also allege claims for breach of fiduciary duty and for relief under English common law. PETsMART previously filed a motion to dismiss the consolidated complaint. On September 6, 2001, the federal court granted PETsMART’s motion to dismiss without leave to amend as to plaintiffs’ claims for breach of fiduciary duty and claims for relief under English common law. The court granted in part and denied in part PETsMART’s motion to dismiss with leave to amend as to plaintiffs’ state and federal securities fraud claims. The court denied PETsMART’s motion to dismiss the state common law fraud claims. On October 19, 2001, plaintiffs filed a first amended consolidated complaint, and PETsMART moved to dismiss the amended complaint. On March 15, 2002, the federal court again granted in part and denied in part PETsMART’s motion to dismiss as to plaintiffs’ state and federal securities fraud claims. The court also denied PETsMART’s motion to dismiss the state common law fraud and breach of contract claims. On April 8, 2002, the Company filed an answer to the amended complaint denying the plaintiffs’ allegations. The Company believes that plaintiffs’ allegations are without merit and intends to vigorously defend the action. However, no assurance can be provided as to the outcome of the action and, at this time, management cannot estimate the range of possible loss, if any.

      The Company is involved in various other legal proceedings that we do not believe are material to our business. The Company has accrued certain amounts for estimated litigation costs associated with its legal proceedings.

      In December 2001, the Company recorded a net cash receipt of $17,000,000 in connection with the resolution of various issues with a vendor, and recorded the gain in general and administrative expenses.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 — Stock Incentive Plans

     Employee Stock Purchase Plan

      The Company had an Employee Stock Purchase Plan (the “Plan”) that was terminated in February 2002, pursuant to the terms of the Plan after the final purchase of approximately 282,000 shares. Under the Plan, essentially all employees with six or more months of service could purchase common stock on semi-annual offering dates at 85% of the fair market value on the offering date or, if lower, at 85% of the fair market value of the shares on the exercise date. A maximum of 3,000,000 shares was authorized for purchase. A total of 394,000, 607,000, and 346,000 shares were purchased in fiscal 2001, 2000, and 1999, respectively, for aggregate proceeds of $1,322,000, $1,749,000, and $2,366,000, respectively.

     Restricted Stock Bonus

      The Company maintains a Restricted Stock Bonus Plan. Under the terms of the plan, employees of the Company may be awarded shares of common stock of the Company, subject to approval by the Board of Directors. The employee is not required to make any cash payment as a condition of receiving the award. The shares of common stock awarded under this plan are subject to a reacquisition right held by the Company. In the event that the award recipient’s employment by, or service to, the Company is terminated for any reason, the Company shall simultaneously and automatically reacquire for no consideration all of the unvested shares of restricted common stock previously awarded to the recipient. The shares of restricted common stock awarded under this plan vest and are released from the Company’s reacquisition right under an accelerated schedule if the Company’s common stock price reaches certain specified targets. If the specified stock price targets are not reached, the shares nevertheless become 100% vested five years after the award date, provided that the award recipient has been in continuous service with the Company from the award date.

      In fiscal 1998, the Company awarded 286,000 shares under the plan and recorded approximately $3,003,000 as deferred compensation with an offsetting credit to additional paid-in capital. Such deferred compensation is being amortized ratably by a charge to income over the five-year term of the restricted stock awards. The attainment of the performance goals could accelerate the future recognition of compensation expense as the restrictions on the shares of common stock lapse. During fiscal 2001 and 2000, approximately 25,000 and 140,000 shares, respectively, were reacquired by the Company due to employee terminations. At February 3, 2002, approximately 121,000 shares were outstanding under the plan, none of which were vested.

     Stock Options

      The Company may grant under a stock option plan (the “Plan”) either incentive stock options or supplemental stock options to purchase up to 29,701,849 shares of common stock to key employees (including officers), consultants or directors of the Company at fair market value at the date of grant. At February 3, 2002, stock options to purchase 15,255,839 shares of common stock were outstanding with exercise prices ranging from $0.72 to $28.75 per share. Options vest over a period of three to four years and expire ten years after the date of grant. As of February 3, 2002, the Plan also includes stock options to purchase 443,000 shares of common stock outstanding under the 1996 Non-Employee Directors Equity Plan with exercise prices ranging from $3.03 to $19.00 per share. Approximately 600,000 shares are authorized for issuance under the Non-Employee Directors Equity Plan.

      PETsMART applies APB 25 and related interpretations in accounting for its stock-based compensation, including its Employee Stock Purchase Plan, and has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the Employee Stock Purchase Plan or the stock option plans. Had compensation cost for the Company’s plans been determined based on

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company’s net income (loss) and earnings (loss) per share would have been reduced as indicated below (in thousands, except per share data):

	Fiscal Year

	2001	2000	1999

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle — as reported	$38,853	$(33,716)	$(31,894)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle — pro forma	$32,031	$(38,100)	$(39,813)
Earnings (loss) per share diluted — as reported	$0.34	$(0.30)	$(0.28)
Earnings (loss) per share diluted — pro forma	$0.28	$(0.34)	$(0.35)

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2001, 2000, and 1999, respectively: dividend yield of 0.00% in all years; expected volatility of 54.0 to 64.0 percent, 55.0 to 65.0 percent and 52.5 to 62.5 percent, respectively; risk-free interest rates of 2.25 to 5.25 percent, 4.79 to 6.53 percent and 4.78 to 6.72 percent, respectively; and expected lives of 0.39 to 1.67 years, 0.38 to 1.71 years, and 0.38 to 1.69 years, respectively. The weighted average fair value of options granted during fiscal 2001, 2000, and 1999 was $2.06, $1.97, and $3.29, respectively.

      Activity in all of the Company’s stock option plans is as follows (in thousands):

		Weighted
		Average Exercise
	Shares	Price per Share

Outstanding, January 31, 1999	13,156	$11.45
Granted	5,579	6.52
Exercised	(222)	3.26
Canceled	(2,727)	11.59

Outstanding, January 30, 2000	15,786	9.80
Granted	3,472	3.61
Exercised	(40)	1.85
Canceled	(5,262)	10.09

Outstanding, January 28, 2001	13,956	8.09
Granted	4,244	4.03
Exercised	(847)	5.79
Canceled	(2,097)	7.97

Outstanding, February 3, 2002	15,256	$7.11

      As of February 3, 2002, January 28, 2001, and January 30, 2000, the Company had 8,456 options, 6,981 options and 7,216 options exercisable, respectively.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about the Company’s stock options as of February 3, 2002:

			Options Outstanding			Options Exercisable

				Weighted Average	Weighted		Weighted
Range of			Number	Remaining	Average	Number	Average
Exercise Prices			Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

			(in thousands)			(in thousands)
$0.717	-	$3.000	992	7.58	$2.45	154	$2.55
$3.030	-	$3.470	3,331	9.04	$3.05	182	$3.20
$3.625	-	$5.000	2,599	7.79	$4.16	1,174	$4.07
$5.219	-	$7.188	921	7.29	$6.73	566	$6.82
$7.340	-	$7.531	1,426	7.27	$7.52	963	$7.53
$7.563	-	$8.450	1,701	7.63	$7.92	1,393	$7.82
$8.500	-	$9.938	1,457	6.30	$9.40	1,198	$9.46
$10.375	-	$12.000	1,358	5.98	$11.60	1,355	$11.61
$12.083	-	$15.375	950	4.36	$14.42	950	$14.42
$16.594	-	$24.250	474	4.89	$21.44	474	$21.44
		$28.750	47	4.66	$28.75	47	$28.75

$0.717	-	$28.750	15,256	6.91	$7.11	8,456	$9.46

     Stockholder Rights Plan

      On August 4, 1997, the Company adopted a Stockholder Rights Plan under which one preferred share purchase right was distributed on August 29, 1997 for each share of common stock held on that date. No certificates for the rights will be issued unless a person or group, subject to certain exceptions, acquires 15% or more of the Company’s common stock or announces a tender offer for 15% or more of the common stock. Each right entitles the registered holder to purchase from the Company, upon such event, one one-hundredth of a share of Series A Junior Participating Preferred stock, par value $0.0001 per share, at a price of $65.00 per one one-hundredth of a preferred share. Each preferred share is designed to be the economic equivalent of 100 common shares. The rights expire August 28, 2007, and are subject to redemption at a price of $0.001 in specified circumstances.

Note 15 — Supplemental Schedule of Cash Flows

      Supplemental cash flow information for fiscal years 2001, 2000, and 1999 was as follows (in thousands):

	Fiscal Year

	2001	2000	1999

Interest paid	$24,405	$23,810	$22,929
Income taxes paid	$9,427	$3,923	$12,648
Assets acquired using capital lease obligations	$107,930	$11,690	$1,795

      During fiscal 1999, the Company consummated a transfer of assets of PVS to MMIH in exchange for an additional equity investment in MMIH (see Note 3). The assets of PVS included approximately $3,291,000 of merchandise and supplies inventory, $5,730,000 of property and equipment, net, $13,858,000 of goodwill, net, $673,000 of deferred income taxes, and $655,000 of accrued vacation liability.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the net cash effect from the sale of the U.K. subsidiary in fiscal 1999 (see Note 6):

Working capital, other than cash	$11,408,000
Property and equipment	45,076,000
Other assets	18,953,000
Net assets of subsidiary sold in excess of proceeds	(23,605,000)
Capital lease obligations	(7,552,000)
Disposal transaction costs paid	(4,040,000)
Deferred rents and other liabilities	(2,463,000)

Net cash effect from sale of U.K. subsidiary	$37,777,000

Note 16 — Subsequent Events

      In February and March, 2002, the remaining balance of $173,500,000 of the 6 3/4% Subordinated Convertible Notes were retired for approximately $275,000 in cash and approximately 19,800,000 shares of the Company’s common stock at a conversion price of $8.75 per share.

Note 17 — Financial Information by Business Segment

      As of February 3, 2002, the Company had three reportable segments; PETsMART North America, which included all retail stores, PETsMART Direct, which included the Company’s equine catalog and Internet operations, and PETsMART.com, which included the Company’s pet catalog and Internet operations. As a result of the reorganization of the PETsMART Direct and PETsMART.com operations and the financial results of these operating segments during the thirteen week period ended May 5, 2002, the Company has evaluated its segment reporting requirements under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and determined that the PETsMART Direct and PETsMART.com operating segments do not meet the quantitative thresholds for disclosure as reportable operating segments. As a result, segment disclosure information for fiscal 2001, 2000, and 1999 has been revised to reflect the current single reportable operating segment.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
Fiscal Year Ended February 3, 2002	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
Net sales	$582,198	$582,433	$598,615	$737,766
Gross profit	157,531	156,253	170,949	224,773
Operating income (loss)	6,038	(8,118)	14,242	57,320
Income (loss) before minority interest, extraordinary item, and cumulative effect of a change in accounting principle	446	(14,235)	9,239	48,603
Minority interest in subsidiary loss	583	720	462	531
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	419	295	—	—
Net income	$1,236	$2,818	$5,817	$29,696

Earnings per common share — basic:
Net income	$0.01	$0.03	$0.05	$0.26

Earnings per common share — diluted:
Net income	$0.01	$0.02	$0.05	$0.23

Weighted average common and common equivalent shares outstanding — basic	111,511	111,657	111,890	112,346

Weighted average common and common equivalent shares outstanding — diluted	111,888	113,636	114,398	135,822

	First	Second	Third	Fourth
Fiscal Year Ended January 28, 2001	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
Net sales	$533,984	$538,573	$541,316	$610,349
Gross profit	137,431	137,500	133,599	148,321
Operating income (loss)	10,944	13,329	4,318	(8,031)
Equity loss in PETsMART.com	(5,807)	(15,419)	(5,945)	(5,938)
Loss before minority interest, extraordinary item, and cumulative effect of a change in Accounting principle	(256)	(3,012)	(3,214)	(27,534)
Minority interest in subsidiary loss	—	—	—	300
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	843	1,171	798	—

Net income (loss)	$587	$(1,841)	$(2,416)	$(27,234)

Earnings per common share — basic:
Net income (loss)	$0.01	$(0.02)	$(0.02)	$(0.24)

Earnings per common share — diluted:
Net income (loss)	$0.01	$(0.02)	$(0.02)	$(0.24)

Weighted average common and common equivalent shares outstanding — basic	111,402	111,124	111,273	111,405

Weighted average common and common equivalent shares outstanding — diluted	111,494	111,124	111,273	111,405

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19 — Goodwill Amortization

      In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective February 4, 2002. A reconciliation of net income (loss) before extraordinary items, net income (loss) and related per share amounts reported in the Consolidated Statements of Operations to the proforma amounts adjusted for the exclusion of goodwill amortization, net of the related tax effect, is presented below. For purposes of the calculation of the tax effect, the Company used the effective tax rate for the period. The proforma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization, net of tax effect, on net income (loss) before extraordinary items, net income (loss) and related per share amounts are for comparative purposes only.

	Fiscal Year Ended

	February 3, 2002	January 28, 2001	January 30, 2000

	(in thousands except per share amounts)
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$38,853	$(33,716)	$(31,894)
Add: Goodwill amortization, net of income tax benefit	1,094	383	595

Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	39,947	(33,333)	(31,299)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	714	2,812	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	40,661	(30,521)	(31,299)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(528)

Adjusted net income (loss)	$40,661	$(30,521)	$(31,827)

Income (loss) per common share:
Basic:
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.34	$(0.30)	$(0.28)
Add: Goodwill amortization, net of income tax benefit	0.01	0.01	—

Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	0.35	(0.29)	(0.28)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	0.01	0.02	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	0.36	(0.27)	(0.28)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—

Adjusted net income (loss)	$0.36	$(0.27)	$(0.28)

Diluted:
Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.34	$(0.30)	$(0.28)
Add: Goodwill amortization, net of income tax benefit	0.01	0.01	—

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended

	February 3, 2002	January 28, 2001	January 30, 2000

	(in thousands except per share amounts)
Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	0.35	(0.29)	(0.28)
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	0.01	0.02	—

Adjusted net income (loss) before cumulative effect of a change in accounting principle	0.36	(0.27)	(0.28)
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—

Adjusted net income (loss)	$0.36	$(0.27)	$(0.28)

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PETsMART, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	May 5,	February 3,
	2002	2002

	(In thousands,
	except par value)
	(Unaudited)
ASSETS
Cash and cash equivalents	$126,890	$137,111
Receivables, net	10,920	23,263
Merchandise inventories	277,703	272,572
Prepaid expenses and other current assets	44,874	43,870

Total current assets	460,387	476,816
Property and equipment, net	416,205	394,835
Investments	33,694	33,694
Deferred income taxes	23,806	23,806
Goodwill, net	13,222	13,222
Intangible assets, net	2,763	2,818
Other assets	12,712	15,912

Total assets	$962,789	$961,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and bank overdraft	$105,099	$93,443
Accrued payroll, bonus, and employee benefits	36,775	51,824
Accrued occupancy expenses	26,532	26,867
Current maturities of capital lease obligations	11,464	11,699
Other accrued expenses	71,986	92,341

Total current liabilities	251,856	276,174
Subordinated convertible notes	—	173,500
Accrued merger, business integration and restructuring costs	3,100	3,357
Capital lease obligations	153,420	156,188
Deferred rents and other liabilities	25,061	26,078

Total liabilities	433,437	635,297

Commitments and contingencies
Stockholders’ Equity:
Preferred stock; $.0001 par value, 10,000 shares authorized, none issued and outstanding	—	—
Common stock; $.0001 par value; 250,000 shares authorized, 133,450 and 112,609 shares issued	13	11
Additional paid-in capital	563,731	381,999
Deferred compensation	(226)	(296)
Accumulated deficit	(26,471)	(48,616)
Accumulated other comprehensive loss	(2,630)	(2,805)
Notes receivable from officers	(5,065)	(4,487)

Total stockholders’ equity	529,352	325,806

Total liabilities and stockholders’ equity	$962,789	$961,103

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the 13 Weeks Ended

	May 5,	April 29,
	2002	2001

	(In thousands,
	except per share data)
	(Unaudited)
Net sales	$645,788	$582,198
Cost of sales	460,535	429,431

Gross profit	185,253	152,767
Operating expenses	120,226	120,424
General and administrative expenses	23,923	26,305

Operating income	41,104	6,038
Interest income	647	446
Interest expense	(5,449)	(6,038)

Income before income tax expense, minority interest and extraordinary item	36,302	446
Income tax expense	14,157	212

Income before minority interest and extraordinary item	22,145	234
Minority interest in PETsMART.com	—	583

Income before extraordinary item	22,145	817
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	—	419

Net income	$22,145	$1,236

Other comprehensive income, net of tax:
Foreign currency translation adjustments	175	(11)

Comprehensive income	$22,320	$1,225

Earnings per common share:
Basic:
Income before extraordinary item	$0.18	$0.01
Extraordinary item, net of income tax expense	—	—

Net income	$0.18	$0.01

Diluted:
Income before extraordinary item	$0.17	$0.01
Extraordinary item, net of income tax expense	—	—

Net income	$0.17	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 13 weeks ended

	May 5,	April 29,
	2002	2001

	(In thousands)
	(Unaudited)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	$22,145	$1,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,482	12,749
Loss on disposal of property and equipment	1,276	860
Capital assets received through vendor resolution	(835)	—
Non cash effect of conversion of subordinated notes	627	—
Minority interest in subsidiary loss	—	(583)
Tax benefit from exercise of stock options	433	—
Extraordinary gain on early extinguishment of debt	—	(699)
Changes in assets and liabilities:
Receivables, net	12,343	3,759
Merchandise inventories	(5,028)	28,460
Prepaid expenses and other current assets	(996)	(15,167)
Other assets	646	2,663
Accounts payable	8,678	(22,491)
Accrued payroll, bonus, and employee benefits	(15,057)	4,723
Accrued occupancy expenses	(347)	1,627
Accrued merger, business integration and restructuring costs	(257)	(441)
Other accrued expenses	(7,044)	6,546
Deferred rents and other liabilities	(1,020)	(170)

Net cash provided by operating activities	33,046	23,072

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment	(40,018)	(9,330)
Investment in cost holdings	—	(29)
Investment in PETsMART.com	(9,475)	—
Proceeds from sales of property and equipment	555	3,528

Net cash used in investing activities	(48,938)	(5,831)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of common stock	6,607	786
Notes and interest receivable from officers, net	(578)	(263)
Borrowings from bank credit facility	—	39,500
Repayments of bank credit facility	—	(39,500)
Purchases of subordinated convertible notes	(275)	(1,744)
Payments on capital lease obligations	(3,090)	(3,131)
Increase (decrease) in bank overdraft	2,945	(716)
Payment of deferred financing fees	—	(2,296)

Net cash provided by (used in) financing activities	5,609	(7,364)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	62	360

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,221)	10,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	137,111	43,827

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$126,890	$54,064

The accompanying notes are an integral part of these consolidated financial statements.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — General:

      PETsMART, Inc., and subsidiaries (the “Company” or “PETsMART”) is the leading provider of pet food, pet supplies, accessories and professional pet services throughout North America for the lifetime needs of pets. As of May 5, 2002, the Company operated 563 retail stores and through its direct marketing channels, is also a leading mail order catalog and e-commerce retailer of equine products, riding supplies and pets supplies. The Company offers a broad line of products for all the life stages of pets and is the nation’s largest provider of high-quality grooming and pet training services. Through its strategic relationship with Banfield, the Pet HospitalTM, PETsMART facilitates full-service veterinary care in approximately half its stores.

      The accompanying unaudited consolidated financial statements of PETsMART have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of a normal recurring nature), necessary for a fair statement of the results of the interim periods presented. Certain reclassifications have been made to prior period financial statements to present them on a basis comparable with the current periods presentation.

      Because of the seasonal nature of the Company’s business, the results of operations for the thirteen weeks ended May 5, 2002, are not necessarily indicative of the results to be expected for the full year.

      For further information, refer to the financial statements and footnotes thereto for the fiscal year ended February 3, 2002, included in the Company’s Annual Report on Form 10-K (File No. 0-21888) filed with the Securities and Exchange Commission on April 15, 2002.

Note 2 — Subordinated Convertible Notes:

      In November 1997, the Company sold $200,000,000 aggregate principal amount of 6 3/4% Subordinated Convertible Notes due 2004 (the “Notes”). The remaining principle outstanding as of February 3, 2002, was $173,500,000. The outstanding Notes were convertible into the Company’s common stock at any time prior to maturity at a conversion price of $8.75 per share, subject to adjustment under certain conditions. During February and March 2002, the entire outstanding balance of the Notes were purchased for approximately $275,000 in cash and converted for approximately 19,800,000 shares of common stock.

      During the thirteen weeks ended April 29, 2001, the Company purchased Notes with a face value of $2,500,000 at a discounted price of $1,744,000. In connection with the purchase of the Notes, the related portion of the unamortized deferred financing costs of $57,000 was written off and included in the determination of an extraordinary gain on early extinguishment of debt. The Company recognized an extraordinary gain of approximately $419,000, net of related income taxes of approximately $280,000.

Note 3 — Notes Receivable From Officers:

      During fiscal 2000, the Company began providing loans to certain officers to be used only for the purpose of purchasing shares of the Company’s common stock on the open market. These loans mature five years after issuance and accrue interest at 7.75% per annum, with principal and interest due at maturity. The officers are required to hold the common stock for a minimum of 18 months. The loans are collateralized by the Company’s common stock purchased by the officers. The loans are full recourse and must be repaid in full, including accrued interest, upon the earlier of the scheduled maturity date or an event of default, including among others, sale of the underlying common stock or the officers’ termination of employment. During the thirteen weeks ended May 5, 2002, the Company recorded $496,000 of new

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

officer loans under this program. During the thirteen weeks ended April 29, 2001, the Company did not record any officer loans under this program.

Note 4 — Special Charges:

      During the fourth quarter of fiscal 2001, the Company approved a plan to move administrative functions, during fiscal 2002, of PETsMART Direct, Inc. (“PETsMART Direct”), and PETsMART.com, Inc. (“PETsMART.com”), to the Company’s administrative office located in Phoenix, Arizona. As a result of the reorganization of these functions, the Company eliminated 90 positions, of which 84 had been eliminated as of May 5, 2002, and recorded severance charges of approximately $1,410,000 in the fourth quarter of fiscal 2001. Also as part of the plan, the Company closed five PetWise retail stores (small neighborhood pet stores) located in upstate New York, and recorded a reserve in the fourth quarter of fiscal 2001 of approximately $778,000 for the remaining offices and retail store lease obligations.

      Accrued severance was classified as a component of other accrued expenses. During the thirteen weeks ended May 5, 2002, the Company paid $633,000 of such severance, and the remaining liability as of May 5, 2002 was $777,000, which the Company expects to be paid by the end of fiscal 2002.

      Since 1996, the Company has incurred costs related to merger, integration, store closure, and other business restructuring costs in connection with certain acquisitions. The activity related to the 1996 closed store reserve, as well as the remaining lease obligations for closed stores and office associated with the PETsMART Direct and PETsMART.com reorganization is as follows (in thousands):

	13 Weeks Ended

	May 5,	April 29,
	2002	2001

Opening balance	$3,357	$4,822
Charges	—	200
Payments	(257)	(242)

Ending balance	$3,100	$4,780

      The reserves principally relate to store, office, and equipment lease payments due over lease terms, and costs to be incurred at the end of the lease.

Note 5 — Minority Interest in PETsMART.com:

      As of April 29, 2001, the Company had a voting ownership of approximately 81% in PETsMART.com and accounted for the results of operations of PETsMART.com under the consolidation method of accounting. In January 2002, the Company acquired all of the remaining shares held by PETsMART.com minority stockholders for approximately $9,500,000 through the merger of PETsMART.com with a PETsMART wholly-owned subsidiary. As a result of the additional investment, goodwill of approximately $8,896,000, net of the minority interest balance of approximately $604,000, was recorded in the fourth quarter of fiscal 2001.

Note 6 — Comprehensive Income:

      The income tax expense (benefit) related to the foreign currency translation adjustment was approximately $112,000 and ($7,000) for the thirteen weeks ended May 5, 2002, and April 29, 2001, respectively.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note 7 — Earnings Per Share:

      Basic earnings per share is computed by dividing net income by the weighted average of common shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period after adjusting for dilutive stock options and dilutive common shares assumed to be issued on conversion of the Notes. Net income is adjusted for the interest expense, net of income tax benefit, when the Notes are included in the diluted earnings per share calculation.

      A reconciliation of the basic and diluted earnings per share computations for the thirteen weeks ended May 5, 2002, and April 29, 2001, is as follows (in thousands, except per share data):

	Thirteen Weeks Ended

	May 5, 2002			April 29, 2001

		Weighted	Per		Weighted	Per
		Average	Share		Average	Share
	Income	Shares	Amount	Income	Shares	Amount

Income before extraordinary item	$22,145	125,561	$0.18	$817	111,511	$0.01
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	—	125,561	—	419	111,511	—

Net income per common share — basic	22,145	125,561	0.18	1,236	111,511	0.01
Effect of dilutive securities:
Options and dilutive effect of subordinated notes	694	12,828	(0.01)	—	377	—

Net income per common share — diluted	$22,839	138,389	$0.17	$1,236	111,888	$0.01

      During February and March 2002, the entire balance of the Notes was purchased for approximately $275,000 in cash and converted for approximately 19,800,000 shares of common stock. Prior to the conversion, these shares were included in the calculation of diluted earnings per share for the thirteen weeks ended May 5, 2002 due to the dilutive effect they had on earnings per share if converted. These shares were not included in the calculation of diluted earnings per share for the thirteen weeks ended April 29, 2001, due to the anti-dilutive effect they had on earnings per share if converted. Dilutive securities for the periods presented also consist of stock options.

Note 8 — Recently Issued Accounting Pronouncements:

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires impairment tests on an annual or interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective February 4, 2002. The Company is currently completing the transitional goodwill impairment test for its reporting units to determine the fair value compared to the respective carrying amounts.

      A reconciliation of the previously reported net income and earnings per common share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows (in thousands, except per share amounts):

	For the Thirteen Weeks
	Ended April 29, 2001

		Earnings
		Per Share

	Income	Basic	Diluted

Reported income before extraordinary item	$817	$0.01	$0.01
Add back: amortization expense, net of income tax benefit	316	—	—

Adjusted income before extraordinary item	1,133	0.01	0.01
Extraordinary item, gain on early extinguishment of debt, net of income tax expense	419	—	—

Adjusted net income	$1,552	$0.01	$0.01

      As of the periods ended May 5, 2002 and February 3, 2002, the carrying amount of goodwill was $13,222,000.

      Intangible assets consisted solely of trademarks, and changes in the carrying amount for the thirteen weeks ended May 5, 2002 was as follows (in thousands):

	Carrying	Accumulated
	Amount	Amortization	Net

Balance, February 3, 2002	$4,322	$(1,504)	$2,818
Additions	6	(61)	(55)

Balance, May 5, 2002	$4,328	$(1,565)	$2,763

      Amortization expense for the intangible assets during the thirteen weeks ended May 5, 2002, was $61,000. The Company estimates the amortization expense to be approximately $191,000 for the remainder of the year. For fiscal years 2003 through 2007, the Company estimates the amortization expense to be approximately $252,000 each year.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and amends Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The new rules apply to the classification and impairment analyses conducted on long-lived assets other than certain intangible assets, resolve existing conflicting treatment on the impairment of long-lived assets, and provide implementation guidance regarding impairment calculations. SFAS No. 144 also expands the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations in a disposal transaction. The Company adopted SFAS No. 144 beginning fiscal 2002, and the adoption did not have a significant impact on the Company’s financial position or results of operations.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note 9 — Contingencies:

      On January 16, 2001, certain former stockholders of Pet City Holdings, a United Kingdom corporation, including Richard Northcott, who was a PETsMART board member from December 1996 to September 1997, filed two complaints, one in federal court and one in state court, seeking damages against PETsMART and certain of its former or current officers and directors. These plaintiffs subsequently dismissed the state court complaint, prior to the issuance of any rulings on the merits, and added the claims from the state complaint to a consolidated federal complaint. The consolidated complaint relates to the 1996 acquisition of Pet City by PETsMART. Plaintiffs allege misrepresentations or omissions that misled the shareholders of Pet City concerning PETsMART’s business, financial status, and prospects. Plaintiffs also allege claims for breach of fiduciary duty and for relief under English common law. PETsMART previously filed a motion to dismiss the consolidated complaint. On September 6, 2001, the federal court granted PETsMART’s motion to dismiss without leave to amend as to plaintiffs’ claims for breach of fiduciary duty and claims for relief under English common law. The court granted in part and denied in part PETsMART’s motion to dismiss with leave to amend as to plaintiffs’ state and federal securities fraud claims. The court denied PETsMART’s motion to dismiss the state common law fraud claims. On October 19, 2001, plaintiffs filed a first amended consolidated complaint, and PETsMART moved to dismiss the amended complaint. On March 15, 2002, the federal court again granted in part and denied in part PETsMART’s motion to dismiss as to plaintiffs’ state and federal securities fraud claims. The court also denied PETsMART’s motion to dismiss the state common law fraud and breach of contract claims. On April 8, 2002, the Company filed an answer to the amended complaint denying the plaintiffs’ allegations. As a result, the parties have commenced discovery in the action. The Company believes that plaintiffs’ allegations are without merit and intends to vigorously defend the action. However, no assurance can be provided as to the outcome of the action and, at this time, management cannot estimate the range of possible loss, if any.

      The Company is involved in various other legal proceedings that it does not believe are material to its business.

Note 10 — Financial Information by Business Segment:

      As of February 3, 2002, the Company had three reportable segments; PETsMART North America, which included all retail stores, PETsMART Direct, which included the Company’s equine catalog and Internet operations, and PETsMART.com, which included the Company’s pet catalog and Internet operations. As a result of the reorganization of the PETsMART Direct and PETsMART.com operations and the operating results of these operating segments during the thirteen-week period ended May 5, 2002, the Company has evaluated its segment reporting requirements under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and determined that the PETsMART Direct and PETsMART.com operating segments do not meet the quantitative thresholds for disclosure as reportable operating segments.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC Registration Fee	$26,095
NASD Filing Fee	28,864
NASDAQ National Market Additional Listing Fee	17,500
Printing	150,000
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	150,000
Transfer Agent and Registrar Fees	15,000
Miscellaneous	12,541

Total	$900,000

      We intend to pay all expenses of registration, issuance and distribution, including the fees of one counsel for the selling stockholder not to exceed $7,500.

Item 15.     Indemnification of Directors and Officers.

      As permitted by Delaware law, our certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

      We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of PETsMART, arising out of person’s services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

      The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the underwriters of PETsMART, our directors, our officers who sign the Registration Statement, our controlling persons and by the selling stockholder for some liabilities, including liabilities arising under the Securities Act.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Item 16.     Exhibits and Financial Schedules

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement
4.1(1)	Series H Preferred Stock Purchase Agreement, dated September 8, 1991, by and between PETsMART, Inc. and certain investors.
4.2(2)	Letter Agreement, dated June 25, 2002, by and between PETsMART, Inc. and Carrefour SA.
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.3	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1*	Power of Attorney.

*	Previously filed.

(1)	Previously filed as Exhibit 4.1 to our Registration Statement on Form S-8, filed on July 10, 2002 (No. 333-92160), and incorporated by reference herein.

(2)	Previously filed as Exhibit 4.2 to our Registration Statement on Form S-8, filed on July 10, 2002 (No. 333-92160), and incorporated by reference herein.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, state of Arizona, on July 17, 2002.

PETsMART, Inc.

By:	/s/ PHILIP L. FRANCIS ______________________________________ Philip L. Francis

Chairman of the Board and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ PHILIP L. FRANCIS Philip L. Francis	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	July 17, 2002
/s/ TIMOTHY E. KULLMAN Timothy E. Kullman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 17, 2002
/s/ BRIAN F. MILLER Brian F. Miller	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	July 17, 2002
/s/ NORMAN E. BRINKER* Norman E. Brinker	Director	July 17, 2002
/s/ LAWRENCE A. DEL SANTO* Lawrence A. Del Santo	Director	July 17, 2002
/s/ JANE EVANS* Jane Evans	Director	July 17, 2002
/s/ RICHARD K. LOCHRIDGE* Richard K. Lochridge	Director	July 17, 2002
/s/ BARBARA A. MUNDER* Barbara A. Munder	Director	July 17, 2002
/s/ THOMAS D. O’MALLEY* Thomas D. O’Malley	Director	July 17, 2002
/s/ NANCY A. PEDOT* Nancy A. Pedot	Director	July 17, 2002

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Signature	Title	Date

/s/ WALTER J. SALMON* Walter J. Salmon	Director	July 17, 2002
/s/ THOMAS G. STEMBERG* Thomas G. Stemberg	Director	July 17, 2002
*By: /s/ PHILIP L. FRANCIS Philip L. Francis Attorney-in-Fact

PETsMART, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

EXHIBITS

Exhibit Number		Description of Document

1.1		Form of Underwriting Agreement
4.1	(1)	Series H Preferred Stock Purchase Agreement, dated September 8, 1991, by and between PETsMART, Inc. and certain investors.
4.2	(2)	Letter Agreement, dated June 25, 2002, by and between PETsMART, Inc. and Carrefour SA.
5.1		Opinion of Cooley Godward LLP.
23.1		Consent of Deloitte & Touche LLP, Independent Auditors.
23.2		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.3		Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1	*	Power of Attorney.

*	Previously filed.

(1)	Previously filed as Exhibit 4.1 to our Registration Statement on Form S-8, filed on July 10, 2002 (No. 333-92160), and incorporated by reference herein.

(2)	Previously filed as Exhibit 4.2 to our Registration Statement on Form S-8, filed on July 10, 2002 (No. 333-92160), and incorporated by reference herein.